Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

OFFICE DEPOT, INC.,

STAPLES, INC.

and

STAPLES AMS, INC.

Dated as of February 4, 2015

i

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EXHIBIT A	Form of Amended and Restated Certificate of Incorporation of the Surviving Corporation

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 4, 2015, is by and among Office Depot, Inc., a Delaware corporation (the “Company”), Staples, Inc., a Delaware corporation (“Parent”), and Staples AMS, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”).

WITNESSETH:

WHEREAS, the parties intend that Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company (the “Company Stockholders”);

WHEREAS, the Boards of Directors of each of Parent (the “Parent Board”) and Merger Sub have unanimously (i) determined that it is in the best interests of Parent and its stockholders or Merger Sub and its stockholder (as the case may be), and declared it advisable, to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE I.

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its existence under Delaware law as the surviving company in the Merger (the “Surviving Company”) and a wholly owned Subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109 at 10:00 a.m., local time, on the third Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, all as provided under the DGCL.

Section 1.5 Organizational Documents of the Surviving Company.

(a) The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended by virtue of the Merger at the Effective Time to read in the form of Exhibit A hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b) The parties hereto shall take all necessary action such that, at the Effective Time and subject to Section 5.9, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law, except that the name of the Surviving Company shall be Office Depot, Inc.

Section 1.6 Directors. The parties hereto shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company at and as of the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Section 1.7 Officers. The parties hereto shall take all necessary action such that, except as otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Company at and as of the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II.

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1 Effect on Capital Stock.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holder of any shares of Company Common Stock or common stock of Merger Sub:

(i) Common Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(ii) Cancellation of Certain Stock. Each share of Company Common Stock issued immediately prior to the Effective Time that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent, Merger Sub or any other direct or indirect Subsidiary of Parent shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor.

(iii) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares, any Dissenting Shares or any shares of Company Common Stock that are owned or held by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time) shall be automatically converted into the right to receive: (A) $7.25 in cash (the “Cash Consideration”) and (B) 0.2188 validly issued, fully paid and non-assessable shares of Parent Common Stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”) pursuant to the terms of this Agreement. All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this ARTICLE II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive pursuant to the terms of this Agreement the Merger Consideration into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1, as well as any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders of Company Common Stock become entitled in accordance with Section 2.2(e).

(iv) Company Subsidiary Stock. Each share of Company Common Stock that is owned or held by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time shall automatically be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company. From and after the Effective Time, all certificates representing Company Common Stock owned or held by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Company into which they were converted in accordance with the immediately preceding sentence.

(b) Shares of Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding shares of Company Common Stock held by a person (a “Dissenting Stockholder”) who has not voted in favor of, or consented to, the adoption of this Agreement and has complied with all the provisions of the DGCL concerning the right of holders of shares of Company Common Stock to require appraisal (the “Appraisal Provisions”) of such shares of Company Common Stock (“Dissenting Shares”), to the extent the Appraisal Provisions are applicable, shall not be converted into the right to receive the Merger Consideration as described in Section 2.1(a)(iii), but shall become the right to receive such payment as may be determined to be due to such Dissenting Stockholder with respect to such Dissenting Shares pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder withdraws its demand for appraisal or fails to perfect or otherwise loses its right of appraisal with respect to any Dissenting Shares, in any case pursuant to the DGCL, each such Dissenting Share shall thereupon be treated as though such Dissenting Share had been converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(iii). The Company shall give Parent prompt written notice of any demands for appraisal of shares of Company Common Stock received by the Company, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL and shall give Parent the opportunity to participate in all negotiations and proceedings with respect thereto. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

(c) Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change. If, between the date of this Agreement and the Effective Time, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Stock Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change. Nothing in this Section 2.1(c) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d) No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger, no certificates or scrip representing fractional shares of Parent Common Stock shall be delivered upon the conversion of Company Common Stock pursuant to Section 2.1(a)(iii) or settlement of Company Stock Awards pursuant to Section 2.3, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock converted pursuant to the Merger (and each holder of a Company Stock Award settled pursuant to Section 2.3) who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof and upon surrender thereof, cash (without interest) in an amount determined by multiplying (i) the Parent Trading Price by (ii) the fraction of a share (after aggregating all shares represented by Certificates and Book-Entry Shares delivered by such holder and rounded to the nearest one-thousandth when expressed in decimal form) of Parent Common Stock to which such holder would otherwise be entitled (the “Fractional Share Cash Amount”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock.

Section 2.2 Exchange of Certificates.

(a) Appointment of Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and shall enter into an agreement (the “Exchange Agent Agreement”) relating to the Exchange Agent’s responsibilities under this Agreement.

(b) Deposit of Merger Consideration. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of Company Common Stock, (i) cash sufficient to pay the aggregate Cash Consideration payable pursuant to Section 2.1(a)(iii)(A) (together with, to the extent then determinable, the Fractional Share Cash Amount) and (ii) evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Stock Consideration payable pursuant to Section 2.1(a)(iii)(B) (such cash and certificates, together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to pursuant to Section 2.1(d) and any dividends or distributions with respect thereto, the “Exchange Fund”). Parent agrees to make available directly or indirectly to the Exchange Agent from time to time as needed, until the termination of the Exchange Fund pursuant to Section 2.2(h), any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor pursuant to Section 2.1(d) and any dividends or other distributions which a holder of Company Common Stock has the right to receive pursuant to Section 2.2(e).

(c) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 2.1(a)(iii) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall, subject to the Company’s reasonable approval, be in such form and have such other provisions (including customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares) as Parent shall reasonably designate) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e).

(d) Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent (in the case of Book-Entry Shares, by receipt of the Exchange Agent of an “agent’s message”) together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with any Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share (other than Cancelled Shares, Dissenting Shares or shares of Company Common Stock owned or held by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time) shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender pursuant to the terms of this Agreement, the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with any Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e).

(e) Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date at or after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into shares of Parent Common Stock pursuant to Section 2.1(a)(iii) until such holder shall surrender such share in accordance with this Section 2.2. After the surrender in accordance with this Section 2.2 of shares of Company Common Stock to be converted into Parent Common Stock pursuant to Section 2.1(a)(iii), the holder thereof shall be entitled to receive (in addition to the Merger Consideration payable to such holder pursuant to this ARTICLE II) (i) at the time of any such surrender, any such dividends or other distributions with a record date after the Effective Time, without any interest thereon, which theretofore had become payable with respect to the Parent Common Stock represented by such shares of Company Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distribution with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to the number of whole shares of Parent Common Stock into which such shares of Company Common Stock are converted pursuant to Section 2.1(a)(iii).

(f) No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock delivered and the cash paid in accordance with the terms of this ARTICLE II upon conversion of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, subject to applicable Law, in the case of Dissenting Shares, the cancellation of the Cancelled Shares and the treatment contemplated by Section 2.1(a)(iv) of shares of Company Common Stock owned or held by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2(d) (together with any Fractional Share Cash Amounts and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e)), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time and there shall be no further registration of transfers on the stock transfer books of the Surviving Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Company, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this ARTICLE II, subject to applicable Law in the case of Dissenting Shares.

(g) Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent. Any interest or other income resulting from such investments shall be paid to Parent, upon demand. Until the termination of the Exchange Fund pursuant to Section 2.2(h), if for any reason (including any losses arising from the investment of the Exchange Fund) the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent will promptly deposit cash into the Exchange Fund in an amount equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(h) Termination of Exchange Fund. At any time following the one year anniversary of the Closing Date, Parent shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this ARTICLE II shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this ARTICLE II without any interest thereon.

(i) No Liability. None of Parent, the Company, Merger Sub or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this ARTICLE II that remains unclaimed by the holders of Certificates and Book-Entry Shares, as of immediately prior to the date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Authority, shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any person previously entitled thereto.

(j) Withholding Rights. Each of the Surviving Company, Parent and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, such amounts as is required to be deducted or withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted and withheld shall be paid over to the appropriate Taxing Authority and shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made.

(k) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.2(h), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

Section 2.3 Company Stock Options and Other Stock-Based Awards.

(a) Each option to purchase shares of Company Common Stock granted pursuant to the Company Stock Plans or otherwise (each, a “Company Option”) that is outstanding as of the date of this Agreement and which remains outstanding as of the Effective Time shall, as of the Effective Time, fully vest (to the extent unvested) and, in exchange for the cancellation of such Company Option, entitle the holder to receive, for each Net Option Share underlying each such Company Option, the Merger Consideration for each such Net Option Share.

(b) Each award of restricted Company Common Stock granted under a Company Stock Plan or otherwise (each, a “Company Restricted Stock Award”) that is outstanding as of the date of this Agreement and which remains outstanding as of the Effective Time shall, as of immediately prior to the Effective Time, fully vest and entitle the holder to receive the Merger Consideration with respect to each share of Company Common Stock in accordance with Section 2.1(a)(iii).

(c) Each award of restricted stock units (including any performance-based restricted stock unit awards) and each award of performance shares, in each case, in respect of shares of Company Common Stock granted under a Company Stock Plan or otherwise (each, a “Company Stock Unit Award”) that is outstanding as of the date of this Agreement or is granted to non-employee directors in accordance with Section 5.1(b)(D) and which remains outstanding as of the Effective Time shall, as of immediately prior to the Effective Time, fully vest (to the extent unvested) and all time vesting restrictions shall lapse and, to the extent performance metrics are set forth in a Company Stock Unit Award, shall, as of immediately prior to the Effective Time, vest (to the extent unvested) (i) with respect to the 2014 PSUs, with respect to 133.3% of the Target Award (as defined in and subject to such award) and any unvested portion of the Company Stock Unit Award shall immediately be forfeited; and (ii) with respect to any performance share award for which the performance period has concluded prior to the date of this Agreement, based on actual performance results, and any remaining unvested portion of the Company Stock Unit Award after giving effect to this Section 2.3(c) shall immediately be forfeited (in either case, the vested portion of the Company Stock Unit Award, the “Vested Stock Unit Award”). In exchange for the cancellation of each Company Stock Unit Award, each holder of a Company Stock Unit Award as of the Effective Time shall be entitled to the Merger Consideration with respect to each share of Company Common Stock subject to the Vested Stock Unit Award.

(d) Any Company 2015 Award made in accordance with Section 5.1(b)(D) hereof that is outstanding as of the Effective Time shall, as of the Effective Time, be converted into an award (an “Adjusted Company 2015 Award”) representing a contingent right (subject to meeting vesting requirements) to receive the Merger Consideration for each potential outstanding share of Company Common Stock underlying such Company 2015 Award, subject to the initial terms and conditions of the corresponding Company 2015 Award, as adjusted by this Section 2.3(d); provided, that, with respect to each such Adjusted Company 2015 Award, in lieu of the Stock Consideration component of the Merger Consideration, each holder of an Adjusted Company 2015 Award shall be entitled to receive a cash payment (without interest) in an amount determined by multiplying (i) the Stock Consideration Cash Value Amount times (ii) the number of shares of Company Common Stock subject to such Adjusted Company 2015 Award that vests.

(e) Prior to the Effective Time, the Company Board and/or the appropriate committee thereof shall adopt resolutions providing for the treatment of the Company Options, Company Restricted Stock Awards, Company Stock Unit Awards and Company 2015 Awards as contemplated by this Section 2.3.

Section 2.4 Further Assurances. If at any time after the Effective Time, Parent or the Surviving Company reasonably believes or is advised that any further instruments, deeds,

assignments, actions or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement, then Parent and the Surviving Company and their respective officers and directors shall be authorized to execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

In order to induce Parent to enter into this Agreement, subject to the exceptions set forth in the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Schedule”) (which exceptions shall specifically identify a Section to which such exception relates, it being understood and agreed that each such exception shall be deemed to be disclosed both under such Section and any other Section of this Agreement to which it is reasonably apparent on its face such disclosure relates) and subject to the information disclosed by the Company in any Company SEC Document filed under Sections 13(a), 14(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder (the “Exchange Act”) during the period from December 31, 2013 through the Business Day prior to the date of this Agreement (other than in any risk factor or other cautionary or forward-looking disclosure contained in such Company SEC Document), the Company represents and warrants to Parent as follows:

Section 3.1 Organization and Standing. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with all requisite power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction has not and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is not currently in default of the performance, observance or fulfillment of any provision of its certificate of incorporation, as amended and restated, and bylaws, in each case as in effect on the date of this Agreement (the “Company Organizational Documents”). The Company has furnished to Parent a complete and correct copy of the Company Organizational Documents as they exist on the date of this Agreement. Listed in Section 3.1 to the Company Disclosure Schedule is each jurisdiction in which the Company or a Subsidiary of the Company organized under the laws of a state within the United States is qualified to do business as of the date of this Agreement.

Section 3.2 Subsidiaries. The Company does not own, directly or indirectly, any equity, partnership interest or other similar ownership interest in any corporation, partnership, joint venture or other entity, other than the Subsidiaries set forth in Section 3.2 to the Company Disclosure Schedule. The Company is not subject to any obligation or requirement to make any investment (in the form of a loan, capital contribution or otherwise) in any such entity that is not wholly owned by the Company. Each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such Subsidiary) of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by the Company free and clear of all Liens. The following information for each Subsidiary of the Company as of the date of this Agreement is set forth in Section 3.2 to the Company Disclosure Schedule, as applicable: (a) its name and jurisdiction of incorporation or organization; (b) for a Subsidiary which is not wholly owned (directly or indirectly) by the Company, its authorized capital stock or share capital; and (c) for a Subsidiary which is not wholly owned (directly or indirectly) by the Company, the number of issued and outstanding shares of capital stock or share capital, the record owner(s) thereof and the number of issued and outstanding shares of capital stock or share capital beneficially owned by the Company. There are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of any Subsidiary of the Company, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of any Subsidiary of the Company, and neither the Company nor any Subsidiary of the Company has any obligation to repurchase or redeem any securities of any Subsidiary of the Company or any predecessor thereof. Each of the Company’s Subsidiaries is (i) a corporation or other business entity duly organized or formed, validly existing and in good standing under the laws of its state of organization with full power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted, (ii) duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and (iii) not currently in default of the performance, observance or fulfillment of any provision of its certificate of incorporation, bylaws or equivalent organizational documents as in effect on the date of this Agreement (collectively, the “Company Subsidiary Organizational Documents”).

Section 3.3 Corporate Power and Authority. The Company has all requisite corporate power and authority to enter into and deliver this Agreement and, subject to receipt of the Company Stockholder Approval, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and, subject to receipt of the Company Stockholder Approval, the consummation of the transactions contemplated by this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company, and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and to general principles of equity). The affirmative vote to adopt this Agreement by holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon is the only vote of the holders of any class or series of capital stock of the Company necessary to approve the transactions contemplated by this Agreement (the “Company Stockholder Approval”).

Section 3.4 Capital Stock and Indebtedness.

(a) The authorized capital stock of the Company consists of 800,000,000 shares of common stock, par value $0.01 per share (the “Company Common Stock”), and 1,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock”). As of January 30, 2015 (the “Measurement Date”), (i) 543,903,811 shares of Company Common Stock were issued and outstanding (not including shares held in treasury), (ii) 5,915,268 shares of Company Common Stock were held in treasury, (iii) (A) 280,000 shares of Company Preferred Stock were designated as 10.00% Series A Redeemable Convertible Participating Perpetual Preferred Stock, par value $0.01 per share, (B) 80,000 shares of Company Preferred Stock were designated as 10.00% Series B Redeemable Conditional Convertible Participating Perpetual Preferred Stock, par value $0.01 per share, and (C) 100,000 shares of Company Preferred Stock were designated as Series C Junior Participating Preferred Stock, par value $0.01 per share, but no shares of Company Preferred Stock were issued or outstanding, (iv) 39,066,439 shares of Company Common Stock were reserved for issuance under the Company Stock Plans, of which amount (A) 8,429,690 shares of Company Common Stock were issuable upon the exercise of outstanding Company Options, (B) 1,470,518 shares of Company Common Stock were subject to outstanding Company Restricted Stock Awards, and (C) 15,970,930 shares of Company Common Stock were subject to outstanding Company Stock Unit Awards and (v) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of Company Common Stock are, and shares of Company Common Stock reserved for issuance with respect to Company Stock Awards, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except (i) as set forth in this Section 3.4(a) and Section 3.4(b) or (ii) as expressly permitted by Section 5.1(b)(E), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (A) obligating the Company or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement relating to the capital stock or other equity interest of the Company or any Subsidiary of the Company, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests of the Company or any Subsidiary of the Company, (4) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (5) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries. Since the Measurement Date through the date hereof, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Company Stock Awards in accordance with their respective terms) or granted any Company Stock Awards.

(b) Section 3.4(b) of the Company Disclosure Schedule sets forth a true and complete list of all Company Stock Awards outstanding as of the Measurement Date, specifying, on a holder-by-holder basis, (i) the employee identification number of each holder, (ii) the number of shares subject to each such Company Stock Award, (iii) the grant date of each such Company Stock Award, (iv) the vesting schedule of each such Company Stock Award, (v) the exercise price for each such Company Stock Award, to the extent applicable, (vi) the expiration date of each such Company Stock Award, to the extent applicable, (vii) whether such Company Stock Award is intended to qualify as an “incentive stock option” under Section 422 of the Code and (viii) the Company Stock Plan under which the Company Stock Award was granted. With respect to each grant of Company Stock Awards, each such grant was in all material respects made in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws, including the rules of Nasdaq. The actions required or permitted by Section 2.3 of this Agreement are permissible under the applicable Company Stock Plan and any applicable Company Stock Award without consent from the holder of any applicable Company Stock Award or the stockholders of the Company.

(c) The Company or a Subsidiary of the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of the Company, free and clear of any preemptive rights and any Liens other than Permitted Liens or restrictions on transfer imposed by applicable Law, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except for equity interests in the Company’s Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any person). Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(d) As of the date hereof, the Company and its Subsidiaries have no outstanding Indebtedness in a principal amount in excess of $30,000,000 in the aggregate, other than as set forth (and exclusive of any Indebtedness described) in Section 3.4(d) of the Company Disclosure Schedule.

Section 3.5 Conflicts; Consents and Approvals. Neither the execution and delivery of this Agreement by the Company nor the consummation of the Merger will:

(a) subject to receipt of the Company Stockholder Approval, conflict with, or result in a breach of any provision of, the Company Organizational Documents;

(b) assuming compliance with the matters referred to in Section 3.5(d), violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, adversely modify or call a default under, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a “Lien”) upon any of the properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which the Company or any of its Subsidiaries is a party;

(c) assuming compliance with the matters referred to in Section 3.5(d), and subject to receipt of the Company Stockholder Approval, violate any laws, statutes, ordinances, rules, regulations, legally binding policies or guidelines promulgated, or judgments, decrees, decisions or orders entered by any Governmental Authority (collectively, “Laws” and each, a “Law”) applicable to the Company or any of its Subsidiaries or any of their respective properties or assets; or

(d) require any action or consent or approval of, or review by, or registration or filing by the Company or any of its Affiliates with, any third party or any Governmental Authority, other than (i) receipt of the Company Stockholder Approval, (ii) actions required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (together with the rules and regulations thereunder, the “HSR Act”), (iii) registrations or other actions required under federal and state securities laws as are contemplated by this Agreement, (iv) the filing of the Certificate of Merger, and (v) consents or approvals of, or notifications to, any Governmental Authority (including under Antitrust Laws) set forth in Section 3.5(d)(v) to the Company Disclosure Schedule;

except in the case of clauses (b), (c) and (d) above for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company or a material adverse effect on the ability of the Company to consummate any of the transactions contemplated by this Agreement.

Section 3.6 No Material Adverse Effect. Since September 27, 2014 through the date of this Agreement, there have been no Events that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.7 The Company SEC Documents; Controls; Registration Rights.

(a) The Company has timely filed or received the appropriate extension of time within which to file with the U.S. Securities and Exchange Commission (the “SEC”) all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2012 under the Exchange Act or the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”) (such documents, as supplemented and amended since the time of filing, collectively, the “Company SEC Documents”). The Company SEC Documents, including any financial statements or schedules included therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be; provided that the representations and warranties in subclauses (a)(i) and (a)(ii) above shall not apply to statements in, or omissions from, the Proxy Statement made in reliance upon and in conformity with information furnished to the Company in writing by Parent for use in the Proxy Statement. The financial statements of the Company included in the Company SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly present in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments) the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act other than as part of the Company’s consolidated group or required to file any form, report or other document with the SEC, Nasdaq, any other stock exchange or comparable Governmental Authority.

(b) The Company maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company (i) maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) designed to ensure that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of the Company as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed, based upon the most recently completed evaluation by the Chief Executive Officer and Chief Financial Officer of the Company of the Company’s internal control over financial reporting, to its auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(c) The Company has no agreement, arrangement or understandings to register any securities of the Company or any of its Subsidiaries under the Securities Act or under any state securities law and has not granted registration rights to any person (other than agreements, arrangements or understandings with respect to registration rights that are no longer in effect as of the date of this Agreement).

Section 3.8 Compliance with Law.

(a) The Company and its Subsidiaries are in compliance with, and at all times since January 1, 2012 have been in compliance with, all applicable Law relating to the Company, its Subsidiaries or their respective business or properties, except where the failure to be in compliance with such applicable Law, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or where such non-compliance has been cured without material harm or expense to the Company or its Subsidiaries. No investigation or review by any Governmental Authority with respect to the Company or its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Authority indicated in writing an intention to conduct the same, in each case other than those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

(b) Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company:

(i) The Company and each of its Subsidiaries have at all times since January 1, 2012 conducted transactions in accordance with (A) all applicable United States export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (B) all other applicable import/export controls in other countries in which the Company conducts business, including the United States Export Administration Regulations, Foreign Assets Control Regulations, International Traffic in Arms Regulations, the Trading With The Enemy Act, International Emergency Economic Powers Act and all regulations and executive orders issued pursuant thereto, and other United States government regulations and executive orders that restrict trade or services with non-United States or other prohibited persons.

(ii) Since January 1, 2012, neither the Company nor any of its Subsidiaries or joint ventures (including any former Subsidiaries or joint ventures during the period in which the Company or any of its Subsidiaries held an ownership interest in such former Subsidiaries or joint ventures) nor, to the knowledge of the Company, any of their respective officers, directors, agents, distributors, employees or other person acting on behalf of the Company or its Subsidiaries or joint ventures (including any former Subsidiaries or joint ventures during the period in which the Company or any of its Subsidiaries held an ownership interest in such former Subsidiaries or joint ventures) have, directly or indirectly, taken any action which would cause them to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery laws applicable to the Company or any of its Subsidiaries or joint ventures (including any former Subsidiaries or joint ventures during the period in which the Company or any of its Subsidiaries held an ownership interest in such former Subsidiaries or joint ventures) in any jurisdiction other than the United States (collectively, the “Company FCPA”), or, to the knowledge of the Company, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to non-United States or United States government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. The Company has established reasonable internal controls and procedures intended to ensure compliance with the Company FCPA.

Section 3.9 Taxes. Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company:

(a) The Company and its Subsidiaries (i) have duly filed all Tax Returns required to have been filed by or with respect to the Company or any of its Subsidiaries, and all such Tax Returns are true and correct; (ii) have within the time and manner prescribed by applicable Law paid all Taxes required to be paid by them; (iii) have adequate accruals and reserves on the financial statements included in the Company SEC Documents as of the date of this Agreement for Taxes in accordance with GAAP; (iv) are not delinquent in the payment of any Tax and have not requested or filed any document having the effect of causing any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed; and (v) have not received written notice of any deficiencies for any Tax from any Taxing Authority, against the Company or any of its Subsidiaries for which there are not adequate reserves on the financial statements included in the Company SEC Documents as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is the subject of any currently ongoing Tax audit, Action or other proceeding with respect to Taxes nor has any Tax audit, Action or other proceeding with respect to Taxes been proposed against any of them in writing. As of the date of this Agreement, there are no pending requests for waivers of the time to assess any Tax, other than those made in the ordinary course and for which either payment has been made or there are adequate reserves on the financial statements included in the Company SEC Documents as of the date of this Agreement. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no Liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible of the Company or any of its Subsidiaries (other than Liens for Taxes not yet due). No claim has ever been made in writing by a Taxing Authority of a jurisdiction where the Company or one of its Subsidiaries has not filed Tax Returns claiming that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction. Neither the Company nor any of its Subsidiaries has any liability for the Taxes of another person (pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or otherwise) by reason of (i) being a member of an affiliated, consolidated, combined or unitary group other than a group of which the common parent is the Company or otherwise as a transferee or successor or (ii) being party to any Tax sharing or Tax indemnification agreement or other similar agreement (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes).

(b) The Company and its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(c) Neither the Company nor any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two years.

(d) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4, nor any other “reportable transaction” within the meaning of such Treasury Regulation.

(e) For purposes of this Agreement:

(i) “Tax Returns” means any and all returns, reports and forms required to be filed with respect to Taxes with any Taxing Authority of the United States or any other jurisdiction responsible for the imposition or collection of Taxes and Foreign Bank Account Report FINCen Form 114.

(ii) “Taxes” means all taxes (whether U.S. or non-U.S. federal, state, local, provincial, territorial or municipal) based upon or measured by income and any other tax, fee, duty, tariff, assessment, deduction, withholding, levy, impost or obligation of any kind whatsoever, including gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, capital, goods and services, gross income, business, environmental, severance, service, service use, unemployment, social security, national insurance, stamp, custom, escheat, excise or real or personal property taxes, together with any interest, penalties, additions to tax or additional amounts imposed or assessed with respect thereto by any Taxing Authority with respect thereto.

Section 3.10 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) the Company or its Subsidiaries own, license or otherwise have rights to use all Intellectual Property used or held for use in connection with the businesses of the Company and its Subsidiaries as currently conducted and (ii) there has not been any written assertion or claim against the Company or its Subsidiaries challenging the validity of or the use by the Company or its Subsidiaries of any of the foregoing.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and other than licenses generally available to the public at reasonable cost, no licenses or other rights to use any Intellectual Property are necessary for the operation of the business of the Company or its Subsidiaries in substantially the same manner as such business is presently conducted. The conduct of the businesses of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any third party except for any infringement, misappropriation or other violation that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, (i) there are no current infringements, misappropriations or other violations of any Intellectual Property owned by the Company or its Subsidiaries and (ii) the Intellectual Property owned by the Company or its Subsidiaries is not the subject of any pending Action.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, the Company and its Subsidiaries have implemented (i) commercially reasonable measures to protect the confidentiality, integrity, operation and security of the Company’s and its Subsidiaries’ material Trade Secrets and material IT Assets (and the information and transactions stored or contained therein or transmitted thereby), including entering into confidentiality agreements and non-competition agreements with personnel with access to such information, and there have been no material violations, breaches or outages of same; and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan. Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, the IT Assets used by the Company and its Subsidiaries perform the functions necessary to carry on the conduct of their businesses in all material respects.

(e) Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or where such non-compliance has been cured without material harm or expense to the Company or its Subsidiaries: (i) the Company and each of its Subsidiaries is in compliance with all privacy policies and applicable Privacy Laws in all material respects and has not received written notice of, and to the knowledge of the Company there has not been, any violation of any Privacy Laws or privacy policies by the Company or its Subsidiaries since January 1, 2012; (ii) the Company and each of its Subsidiaries is in compliance in all material respects with all of its contractual commitments with respect to Personal Information and has commercially reasonable safeguards in place to protect Personal Information in its possession or control from unauthorized access; (iii) since January 1, 2012, to the knowledge of the Company there has been no material unauthorized access, unauthorized acquisition, unauthorized disclosure or theft of any Personal Information of the Company or its Subsidiaries, and none of the Company, its Subsidiaries nor, to the knowledge of the Company, any other Person, has made any illegal or unauthorized use of Personal Information that was collected by or on behalf of the Company and its Subsidiaries; (iv) any deemed transfer of Personal Information in connection with the Closing of the transactions contemplated by this Agreement will not violate any applicable Privacy Laws or the Company’s privacy policies, as such policies currently exist or as they existed at the time the Personal Information was collected by or on behalf of the Company or any of its Subsidiaries, and the Company is not subject to any contractual requirements, privacy policies or other legal obligations that, following the Closing, would prohibit the Company or any Affiliate of the Company after the Closing from receiving or using Personal Information in the manner in which the Company or the Affiliate of the Company receives and uses such Personal Information immediately prior to the Closing; and (v) there are no material claims pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging a violation of any third person’s privacy, Personal Information or data rights.

Section 3.11 Title to and Condition of Properties. The Company has provided to Parent a true and complete in all material respects list of all real property leased by the Company or its

Subsidiaries pursuant to leases providing for the occupancy, in each case, of (a) a retail store or (b) other facilities in excess of 20,000 square feet and the location of the premises. The Company is not in default under any of such leases, except where the existence of such defaults, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. The Company has provided to Parent a true and complete in all material respects list of all real property that the Company or any of its Subsidiaries owns. With respect to each such item of owned real property, except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company: (i) the Company or the identified Subsidiary has good and clear record and marketable title to such property, insurable by a recognized national title insurance company at standard rates, free and clear of any security interest, easement, covenant or other restriction, except for recorded easements, covenants and other restrictions which do not materially impair the current uses or occupancy of such property and (ii) the improvements constructed on such property are in good condition, and all mechanical and utility systems servicing such improvements are in good condition, free in each case of material defects.

Section 3.12 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the registration statement on Form S-4 (such registration statement as it may be amended or supplemented and including any such amendments or supplements, the “Registration Statement”) to be filed with the SEC by Parent under the Securities Act, including the proxy statement that will be included as a prospectus thereto and the form of proxy relating to the Company Stockholders’ Meeting (as it may be amended, supplemented or modified and including any such amendments or supplements, the “Proxy Statement”), at the time the Registration Statement becomes effective or, in the case of the Proxy Statement, at the date of mailing and at the date of the Company Stockholders’ Meeting, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement, except for such portions thereof that relate only to Parent and its Subsidiaries, will comply as to form in all material respects with the provisions of the Exchange Act.

Section 3.13 Litigation. As of the date of this Agreement, there is no suit, claim, action, proceeding, litigation, arbitration, mediation or investigation (an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or their respective officers or directors that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Company. Since January 1, 2012 through the date of this Agreement, neither the Company nor any of its Subsidiaries has been subject to any material outstanding order, writ, injunction or decree relating to the Company’s method of doing business or its relationship with past, existing or future users or purchasers of any goods or services of the Company.

Section 3.14 Brokerage and Finder’s Fees. Except for the Company’s obligations to the Company Financial Advisor under an engagement letter, dated January 26, 2015, a true, correct and complete copy of which has been made available to Parent, neither the Company, any of its

Subsidiaries nor any of their respective stockholders, directors, officers or employees has incurred or will incur on behalf of the Company or its Subsidiaries any brokerage, finder’s, success or similar fee (including any fee contingent upon the consummation of any transaction contemplated by this Agreement) in connection with the transactions contemplated by this Agreement.

Section 3.15 Employee Benefit Plans.

(a) Section 3.15(a) to the Company Disclosure Schedule sets forth a list of each material Company Plan. “Company Plans” means all employee or director benefit plans, programs, policies, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (in each case whether or not such plan is subject to ERISA), any employment, individual consulting or other compensation agreements and any bonus, incentive, equity or equity-based compensation, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control, retirement, salary continuation, health or life insurance or fringe benefit plan, program or agreement, in each case that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of the Company or its Subsidiaries or to which the Company or any of its Subsidiaries has any obligation or liability (contingent or otherwise); provided, however, that Company Plans shall not include any Company Foreign Plan or any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”). For purposes of this Agreement, (x) individual employment offer letters, employment agreements, severance arrangements or other individually negotiated compensation arrangements shall be deemed to be “material” Company Plans only if they cover employees who are at or above the level of Senior Vice President; and (y) the term “Company Foreign Plan” shall refer to each material plan, program or contract that is subject to or governed by the laws of any jurisdiction other than the United States, and which would have been treated as a Company Plan had it been a United States plan, program or contract. With respect to each material Company Plan, the Company has provided or made available to Parent a true, correct and complete copy of the following (where applicable): (i) each writing constituting a part of such Company Plan, including all plan documents, trust agreements, and other funding vehicles; (ii) the most recent annual report (Form 5500 Series) and accompanying schedule, if any; (iii) the current summary plan description and any material modifications thereto, if any; (iv) the most recent annual financial report, if any; (v) the most recent actuarial report, if any, and (vi) the most recent determination, opinion or advisory letter from the Internal Revenue Service, if any. The Company has provided or will provide as soon as practicable following the date hereof to Parent each material Company Foreign Plan or summaries of the material terms thereof.

(b) With respect to each Company Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Qualified Company Plans”), the Internal Revenue Service has issued a favorable determination, opinion, or advisory letter with respect to such Qualified Company Plan and the related trust that has not been revoked, and to the knowledge of the Company no circumstances exist and no events have occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Company Plan or the related trust.

(c) All material contributions required to be made to any Company Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Plan, before the date of this Agreement have been made or paid in full in all material respects on or before the final due date thereof.

(d) The Company and its Subsidiaries have complied, and to the knowledge of the Company are now in compliance, in all material respects, with all provisions of ERISA, the Code and all laws and regulations applicable to the Company Plans. To the knowledge of the Company, each Company Plan has been operated in material compliance with its terms. There is not now, and there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a Company Plan or the imposition of any Lien on the assets of the Company or any of its Subsidiaries under ERISA or the Code.

(e) With respect to each Company Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there has been no (A) failure by the Company or any of its Subsidiaries or ERISA Affiliates to make by its due date a required installment under Section 430(j) of the Code or any failure by any such Company Plan to satisfy the minimum funding standards (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Company Plan, whether or not waived or (B) determination that any such Company Plan is, or is expected to be, in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA); (ii) the fair market value of the assets of such Company Plan equals or exceeds the actuarial present value of all accrued benefits under such Company Plan (whether or not vested) on a termination basis; (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; (iv) all premiums to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full; (v) no Liability (other than for premiums to the PBGC) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries; and (vi) the PBGC has not instituted proceedings to terminate any such Company Plan and, to Company’s knowledge, no condition exists that reasonably could be expected to present a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such Company Plan.

(f) Neither the Company nor any of its Subsidiaries or ERISA Affiliates is obligated to contribute currently or has been obligated to contribute during the immediately preceding six years to a Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”). Neither the Company nor any of its ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full.

(g) There does not now exist, and there are no currently existing circumstances that would reasonably be expected to result in, any material Controlled Group Liability that would be a Liability of the Company or any of its Subsidiaries or ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 of ERISA.

(h) Except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA, neither the Company nor any of its Subsidiaries has any material Liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof.

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement, either alone or in combination with another event, will result in, cause the accelerated vesting, funding of any amounts to a rabbi trust or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, director or consultant of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, no amount paid or payable by the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement either solely as a result thereof or as a result of such transactions in conjunction with any other events will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither the Company nor any of its Subsidiaries is a party to, nor is the Company or any of its Subsidiaries otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).

(j) There are no pending or to the knowledge of the Company threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted against the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans which would result in any material Liability of the Company or any of its Subsidiaries to the PBGC, the United States Department of Treasury, the United States Department of Labor, any Multiemployer Plan, or any current or former participants of such Company Plans.

(k) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or as of the date of this Agreement negotiating, any collective bargaining agreement, labor union contract, or trade union agreement (each a “Collective Bargaining Agreement”). There is no material labor strike, slowdown, work stoppage or lockout pending or, to the knowledge of the Company, threatened against the Company, and the Company has not experienced any material labor dispute since January 1, 2012. To the knowledge of the Company, there are no material organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries, and there have not been any such material organizational efforts since January 1, 2012.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) since January 1, 2012, the Company and its Subsidiaries have been in compliance with any (A) applicable law respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such law respecting employment discrimination, employee classification, workers’ compensation, family and medical leave, the Immigration Reform and Control Act and occupational safety and health requirements, and (B) employment agreement or other agreement establishing terms of employment; and (ii) no claims, controversies, investigations, audits or suits are pending or, to the knowledge of the Company, threatened in writing, with respect to such laws or agreements, either by private individuals or by Governmental Authorities.

(m) Each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in compliance in all material respects with Section 409A of the Code.

(n) Each Company Option (i) was granted in compliance with all applicable Law and all of the terms and conditions of the Company Plan pursuant to which it was issued, (ii) has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, and (iii) has a grant date identical to the date on which the Company Board or compensation committee actually awarded such Company Option.

(o) All material Company Foreign Plans subject to the laws of any jurisdiction outside of the United States (i) have been maintained in all material respects in accordance with all applicable legal requirements; (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment in all material respects; and (iii) if they are required to be funded and/or book-reserved are so funded and/or book reserved, as applicable, in all material respects.

Section 3.16 Contracts. As of the date of this Agreement, Section 3.16 to the Company Disclosure Schedule lists all contracts, notes, bonds, mortgages, indentures, deeds of trust, licenses, leases, agreements, arrangements, commitments or other instruments or obligations that are legally binding (each a “Contract”) other than Company Plans or Company Foreign Plans to which the Company or any of its Subsidiaries is a party and that fall within any of the following categories:

(a) Contracts (other than Contracts that fall within any of the categories set forth in clauses (b) through (h) below) not entered into in the ordinary course of business other than those that are not material to the business of the Company and its Subsidiaries, taken as a whole;

(b) joint venture and partnership agreements;

(c) Contracts containing covenants limiting, or purporting to limit, the freedom of the Company or its Subsidiaries to compete in any line of business in any geographic area or to hire any individual or group of individuals;

(d) Contracts which contain minimum purchase conditions in excess of $25,000,000 with respect to inventory purchases by the Company or its Subsidiaries for resale, and in excess of $5,000,000 with respect to other purchase obligations by the Company or its Subsidiaries, or Contracts that otherwise restrict or limit, or purport to restrict or limit, the purchasing relationships of the Company or its Affiliates;

(e) Contracts relating to any outstanding commitment for capital expenditures by the Company or its Subsidiaries in excess of $15,000,000;

(f) indentures, mortgages, promissory notes, loan agreements or guarantees of borrowed money made by the Company or its Subsidiaries in excess of $20,000,000, letters of credit issued on behalf of the Company or its Subsidiaries or commitments for the borrowing or the lending of amounts by the Company or its Subsidiaries in excess of $20,000,000 or providing for the creation of any charge, security interest, encumbrance or Lien upon any of the assets of the Company or its Subsidiaries with an aggregate value in excess of $20,000,000;

(g) Contracts related to the acquisition or disposition of assets or stock providing for “earn-outs” payable by the Company or its Subsidiaries involving more than $15,000,000 in the aggregate over the term of the Contract from and after the date of this Agreement; and

(h) Contracts with or for the benefit of any affiliate of the Company or immediate family member thereof (other than Subsidiaries of the Company) involving more than $1,000,000 in the aggregate per affiliate.

All such Contracts and all contracts to which the Company or its Subsidiaries is a party and which involve annual revenues to the business of the Company and its Subsidiaries in excess of 1% of the Company’s consolidated annual revenues (each, a “Material Company Contract”) are (assuming due authorization, execution and delivery by each other party thereto) valid and binding obligations of the Company or its Subsidiaries, as applicable, and, to the knowledge of the Company, the valid and binding obligation of each other party thereto, except where the failure to be valid and binding would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor its Subsidiaries nor, to the knowledge of the Company, any other party thereto is in violation of or in default in respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a default under or permit the termination of, any Material Company Contract except for such violations or defaults under or terminations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Set forth in Section 3.16 to the Company Disclosure Schedule is the amount of the annual premium currently paid by the Company and its Subsidiaries for its directors’ and officers’ liability insurance policy as of the date of this Agreement (a true, correct and complete copy of which has been made available to Parent) and the amounts and types of insurance coverage available thereunder. The Company has not entered into any confidentiality or standstill agreements that will, by their terms, terminate upon the execution of this Agreement or the public announcement of the Merger.

Section 3.17 Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of the Company as of September 27, 2014 included in the Company SEC Documents, (b) as incurred after the date thereof in the ordinary course of business consistent with past practice or (c) as set forth in Section 3.17 to the Company Disclosure Schedule, the Company, together with its Subsidiaries, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries (or disclosed in the notes to such balance sheet), that, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.18 Operation of the Company’s Business. Since September 27, 2014 through the date of this Agreement, neither the Company nor any of its Subsidiaries has engaged in any transaction that, if done after execution of this Agreement, would violate in any material respect Section 5.1(a) or Section 5.1(b).

Section 3.19 Permits. The Company and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate their properties and to carry on their business as it is now being conducted (collectively, the “Company Permits”), except where the failure to be in possession of such Company Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and there is no Action pending or, to the knowledge of the Company, threatened regarding any of the Company Permits that, if successful, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries is in conflict with, or in default or violation of any of the Company Permits, except for any such conflicts, defaults or violations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

Section 3.20 Environmental Matters. Except for matters that would not, individually or in the aggregate, reasonably be expected to have an aggregate liability of over $100,000,000, (a) the properties, operations and activities of the Company and its Subsidiaries are in compliance with all applicable Environmental Laws and all past noncompliance of the Company or any of its Subsidiaries with any Environmental Laws or Environmental Permits that has been resolved with any Governmental Authority has been resolved without any pending, ongoing or future obligation, cost or liability, and, to the Company’s knowledge, there has been no other past noncompliance of the Company or any of the Company’s Subsidiaries with any Environmental Laws or Environmental Permits; (b) the Company and its Subsidiaries and the properties and operations of the Company and its Subsidiaries are not subject to any existing, pending or, to the knowledge of the Company, threatened Action by or before any Governmental Authority under any Environmental Law or regarding any Hazardous Materials; (c) there has been no release of any Hazardous Materials by the Company or its Subsidiaries into the environment and, to the Company’s knowledge, there has been no release of any Hazardous Materials in connection with the properties or operations of the Company or its Subsidiaries; (d) to the Company’s knowledge, there has been no exposure of any person or property to any Hazardous Materials in connection with the properties, operations and activities of the Company or its Subsidiaries; and (e) as of the date of this Agreement, the Company and its Subsidiaries have made available to Parent internal and external environmental audits and reports (in each case relevant to the Company or any of its Subsidiaries) prepared since January 1, 2012 and in the possession of the Company or its Subsidiaries sufficient to disclose any material facts and circumstances relating to any “recognized environmental condition” as that term is defined under ASTM E1527-05, material violation of, or material liability or other material issue under, any Environmental Law or regarding any material costs or liabilities relating to Hazardous Materials. The term “Environmental Laws” means all federal, state, local or foreign laws, including common law, relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or industrial, toxic or hazardous substances or wastes or terms of similar meaning (collectively, “Hazardous Materials” ) into the environment, or otherwise relating to the manufacture, processing, distribution, use, management, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder. “Environmental Permit” means any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law. The representations and warranties contained in this Section 3.20 constitute the sole and exclusive representations and warranties made by the Company concerning environmental matters under this Agreement. Notwithstanding anything to the contrary in the preamble to this ARTICLE III, information disclosed in the Company SEC Documents shall not in any way qualify this Section 3.20.

Section 3.21 Opinion of Financial Advisors. The Company Board has received an opinion from Peter J. Solomon Company L.P. (the “Company Financial Advisor”) to the effect that, as of the date of such opinion and based upon and subject to various limitations, assumptions, factors and matters set forth therein, the Merger Consideration to be received by the holders of Company Common Stock in connection with the Merger is fair from a financial point of view to the holders of Company Common Stock. Promptly after the execution of this Agreement, the Company will furnish Parent, solely for informational purposes, a true and complete copy of the written opinion of the Company Financial Advisor.

Section 3.22 Board Recommendation. The Company Board, at a meeting duly called and held, and at which all directors were in attendance and voted, has unanimously (a) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger, taken together, are advisable, fair to and in the best interests of the Company and the Company Stockholders, (b) approved this Agreement and the Merger, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company’s stockholders and (d) resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger (the “Company Board Recommendation”).

Section 3.23 Takeover Statutes. The certificate of incorporation of the Company provides that the Company has expressly elected not to be governed by Section 203 of the DGCL such that the restrictions on business combinations (as defined in Section 203 of the DGCL) in Section 203 of the DGCL are inapplicable to (a) the execution of this Agreement; (b) the Merger; and (c) the other transactions contemplated by this Agreement. Prior to the date of this Agreement, the Company Board has taken all action necessary to exempt under or make not subject to the restrictions of any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares: (a) the execution of this Agreement; (b) the Merger; and (c) the other transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries has been, at any time during the period commencing February 4, 2012 through the date hereof, an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of Parent. The Company does not own any shares of the capital stock of Parent as of the date of this Agreement.

Section 3.24 Insurance. Section 3.24 to the Company Disclosure Schedule sets forth a list of the policies of fire, theft, liability and other insurance maintained as of the date of this Agreement with respect to the assets or businesses of the Company and its Subsidiaries for periods commencing on or after January 1, 2012.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

In order to induce the Company to enter into this Agreement, subject to the exceptions set forth in the disclosure schedule delivered by Parent to the Company on the date of this Agreement (the “Parent Disclosure Schedule”) (which exceptions shall specifically identify a Section to which such exception relates, it being understood and agreed that each such exception shall be deemed to be disclosed both under such Section and any other Section of this Agreement to which it is reasonably apparent on its face such disclosure relates) and subject to the information disclosed by Parent in any Parent SEC Document filed under Sections 13(a), 14(a) or 15(d) of the Exchange Act during the period from December 31, 2013 through the Business Day prior to the date of this Agreement (other than in any risk factor or other cautionary or forward-looking disclosure contained in such Parent SEC Document), Parent represents and warrants to the Company as follows:

Section 4.1 Organization and Standing. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with all requisite power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of Parent and Merger Sub is duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction has not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. Parent is not currently in default of the performance, observance or fulfillment of any provision of its certificate of incorporation, as amended and restated, and bylaws, in each case as in effect on the date of this Agreement (the “Parent Organizational Documents”). Merger Sub is not in default of the performance, observance or fulfillment of any provisions of its certificate of incorporation or bylaws. Parent has furnished to the Company a complete and correct copy of the Parent Organizational Documents and the certificate of incorporation and bylaws of Merger Sub as they exist on the date of this Agreement.

Section 4.2 Subsidiaries. Parent does not own, directly or indirectly, any equity, partnership interest or other similar ownership interest in any corporation, partnership, joint venture or other entity, other than the Subsidiaries set forth in Section 4.2 to the Parent Disclosure Schedule. Parent is not subject to any obligation or requirement to make any investment (in the form of a loan, capital contribution or otherwise) in any such entity that is not wholly owned by Parent. Each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such Subsidiary) of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by Parent free and clear of all Liens. The following information for each Subsidiary of Parent as of the date of this Agreement is set forth in Section 4.2 to the Parent Disclosure Schedule, as applicable: (a) its name and jurisdiction of incorporation or organization; (b) for a Subsidiary which is not wholly owned (directly or indirectly) by Parent, its authorized capital stock or share capital; and (c) for a Subsidiary which is not wholly owned (directly or indirectly) by Parent, the number of issued and outstanding shares of capital stock or share capital, the record owner(s) thereof and the number of issued and outstanding shares of capital stock or share capital beneficially owned by Parent. There are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of any Subsidiary of Parent, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of any Subsidiary of Parent, and neither Parent nor any Subsidiary of Parent has any obligation to repurchase or redeem any securities of any Subsidiary of Parent or any predecessor thereof. Each of Parent’s Subsidiaries is (i) a corporation or other business entity duly organized or formed, validly existing and in good standing under the laws of its state of organization with full power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted, (ii) duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent and (iii) not currently in default of the performance, observance or fulfillment of any provision of its certificate of incorporation, bylaws or equivalent organizational documents as in effect on the date of this Agreement.

Section 4.3 Corporate Power and Authority. Each of Parent and Merger Sub has all requisite corporate or company power and authority to enter into and deliver this Agreement and, subject to adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement by Parent and Merger Sub have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, subject to adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub with respect to the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and to general principles of equity).

Section 4.4 Capitalization

(a) The authorized capital stock of Parent consists of 2,100,000,000 shares of common stock, par value $0.0006 per share (the “Parent Common Stock”), and 5,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Stock”). As of January 30, 2015 (the “Parent Measurement Date”), (i) 640,320,352 shares of Parent Common Stock were issued and outstanding (not including shares held in treasury), (ii) 301,241,189 shares of Parent

Common Stock were held in treasury, (iii) no shares of Parent Preferred Stock were issued or outstanding and (iv) 70,943,920 shares of Parent Common Stock were reserved for issuance under the Parent Stock Plans, of which amount (A) 26,567,499 shares of Parent Common Stock are subject to outstanding options to purchase shares of Parent Common Stock, (B) 1,707,287 shares of Parent Common Stock are subject to outstanding restricted stock awards, (C) 7,797,959 shares of Parent Common Stock are subject to outstanding restricted stock unit awards and (D) 1,541,153 shares of Parent Common Stock, at target, are subject to outstanding performance share awards, and (v) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. All outstanding shares of Parent Common Stock are, and shares of Parent Common Stock to be issued or reserved for issuance in connection with the Merger, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 4.4 and except for the issuance of the Stock Consideration contemplated by this Agreement, as of the Parent Measurement Date, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (A) obligating Parent or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement relating to the capital stock or other equity interest of Parent or any Subsidiary of Parent, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests of Parent or its Subsidiaries, or (4) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Stock or Parent Preferred Stock or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries. As of the date hereof, neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter.

(b) Parent or a Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each Subsidiary of Parent, free and clear of any preemptive rights and any Liens other than Permitted Liens or restrictions on transfer imposed by applicable Law, and all of such shares of capital stock or other equity interests are duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

Section 4.5 Conflicts; Consents and Approvals. Neither the execution and delivery of this Agreement by Parent or Merger Sub nor the consummation of the Merger will:

(a) conflict with, or result in a breach of any provision of, the Parent Organizational Documents or the certificate of incorporation or bylaws of Merger Sub;

(b) assuming compliance with the matters referred to in Section 4.5(d), violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, adversely modify or call a default under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which Parent or any of its Subsidiaries is a party;

(c) assuming (i) compliance with the matters referred to in Section 4.5(d) and (ii) adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub, violate any applicable Laws applicable to Parent or any of its Subsidiaries or any of their respective properties or assets; or

(d) require any action or consent or approval of, or review by, or registration or filing by Parent or any of its Affiliates with, any third party or any Governmental Authority, other than (i) adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub, (ii) authorization for inclusion of the shares of Parent Common Stock to be issued pursuant to this Agreement on Nasdaq, subject to official notice of issuance, (iii) actions required by the HSR Act, (iv) registrations or other actions required under federal and state securities laws as are contemplated by this Agreement, (v) the filing of the Certificate of Merger, and (vi) consents or approvals of, or notifications to, any Governmental Authority (including under Antitrust Laws) set forth in Section 4.5(d)(vi) to the Parent Disclosure Schedule;

except in the case of clauses (b), (c) and (d) above for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or a material adverse effect on the ability of Parent to consummate any of the transactions contemplated by this Agreement.

Section 4.6 No Material Adverse Effect. Since November 1, 2014 through the date of this Agreement, there have been no Events that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.7 Parent SEC Documents; Controls; Registration Rights.

(a) Parent has timely filed or received the appropriate extension of time within which to file with the SEC all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2012 under the Exchange Act or the Securities Act (such documents, as supplemented and amended since the time of filing, collectively, the “Parent SEC Documents”). The Parent SEC Documents, including any financial statements or schedules included therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be; provided that the representations and warranties in subclauses (a)(i) and (a)(ii) above shall not apply to statements in, or omissions from, the Registration Statement or the Proxy Statement made in reliance upon and in conformity with information furnished to Parent in writing by the Company for use in the Registration Statement or the Proxy Statement. The financial statements of Parent included in the Parent SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly present in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments and subject to restatements filed with the SEC prior to the date of this Agreement) the consolidated financial position of Parent and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act other than as part of Parent’s consolidated group or required to file any form, report or other document with the SEC, Nasdaq, any other stock exchange or comparable Governmental Authority.

(b) Parent maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent (i) maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) designed to ensure that information required to be disclosed by Parent in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that information required to be disclosed by Parent in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of Parent as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed, based upon the most recent evaluation by the Chief Executive Officer and Chief Financial Officer of Parent of Parent’s internal control over financial reporting, to its auditors and the audit committee of the Parent Board (A) all significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(c) Parent has no agreement, arrangement or understandings to register any securities of Parent or any of its Subsidiaries under the Securities Act or under any state securities law and has not granted registration rights to any person (other than agreements, arrangements or understandings with respect to registration rights that are no longer in effect as of the date of this Agreement).

Section 4.8 Compliance with Law.

(a) Parent and its Subsidiaries are in compliance with, and at all times since January 1, 2012 have been in compliance with, all applicable Law relating to Parent, its Subsidiaries or their respective business or properties, except where the failure to be in compliance with such applicable Law, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent or where such non-compliance has been cured without material harm or expense to Parent or its Subsidiaries. No investigation or review by any Governmental Authority with respect to Parent or its Subsidiaries is pending or, to the knowledge of Parent, threatened, nor has any Governmental Authority indicated in writing an intention to conduct the same, in each case other than those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

(b) Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent:

(i) Parent and each of its Subsidiaries have at all times since January 1, 2012 conducted transactions in accordance with (A) all applicable United States export and re-export controls, including the United States Export Administration Act and Regulations and Foreign Assets Control Regulations and (B) all other applicable import/export controls in other countries in which Parent conducts business, including the United States Export Administration Regulations, Foreign Assets Control Regulations, International Traffic in Arms Regulations, the Trading With The Enemy Act, International Emergency Economic Powers Act and all regulations and executive orders issued pursuant thereto, and other United States government regulations and executive orders that restrict trade or services with non-United States or other prohibited persons.

(ii) Since January 1, 2012, neither Parent nor any of its Subsidiaries or joint ventures (including any former Subsidiaries or joint ventures during the period in which Parent or any of its Subsidiaries held an ownership interest in such former Subsidiaries or joint ventures) nor, to the knowledge of Parent, any of their respective officers, directors, agents, distributors, employees or other person acting on behalf of Parent or its Subsidiaries or joint ventures (including any former Subsidiaries or joint ventures during the period in which Parent or any of its Subsidiaries held an ownership interest in such former Subsidiaries or joint ventures) have, directly or indirectly, taken any action which would cause them to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery laws applicable to Parent or any of its Subsidiaries or joint ventures (including any former Subsidiaries or joint ventures during the period in which Parent or any of its Subsidiaries held an ownership interest in such former Subsidiaries or joint ventures) in any jurisdiction other than the United States (collectively, the “Parent FCPA”), or, to the knowledge of Parent, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to non-United States or United States government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. Parent has established reasonable internal controls and procedures intended to ensure compliance with the Parent FCPA.

Section 4.9 Taxes. Except for such matters that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, Parent and its Subsidiaries (i) have duly filed all Tax Returns required to have been filed by or with respect to Parent or any of its Subsidiaries, and all such Tax Returns are true and correct; (ii) have within the time and manner prescribed by applicable Law paid all Taxes required to be paid by them (including any Taxes required to be withheld from amounts owing to any employee, creditor, stockholder or other third party); and (iii) have adequate accruals and reserves on the financial statements included in the Parent SEC Documents as of the date of this Agreement for Taxes in accordance with GAAP. Neither Parent nor any of its Subsidiaries is the subject of any currently ongoing Tax audit, Action or other proceeding with respect to Taxes nor has any Tax audit, Action or other proceeding with respect to Taxes been proposed against any of them in writing. No claim has been made in the last three years in writing by a Taxing Authority of a jurisdiction where Parent or one of its Subsidiaries has not filed Tax Returns claiming that Parent or such Subsidiary is or may be subject to taxation by that jurisdiction.

Section 4.10 Privacy Laws. Except for such matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent or where such non-compliance has been cured without material harm or expense to Parent or its Subsidiaries: (i) Parent and each of its Subsidiaries is in compliance with all privacy policies and applicable Privacy Laws in all material respects and has not received written notice of, and to the knowledge of Parent, there has not been any violation of any Privacy Laws or privacy policies by Parent or its Subsidiaries since January 1, 2012; (ii) Parent and each of its Subsidiaries is in compliance in all material respects with all of its contractual commitments with respect to Personal Information and has commercially reasonable safeguards in place to protect Personal Information in its possession or control from unauthorized access; (iii) since January 1, 2012, to the knowledge of Parent there has been no material unauthorized access, unauthorized acquisition, unauthorized disclosure or theft of any Personal Information of Parent or its Subsidiaries, and none of Parent, its Subsidiaries nor, to the knowledge of Parent, any other Person, has made any illegal or unauthorized use of Personal Information that was collected by or on behalf of Parent and its Subsidiaries; (iv) any deemed transfer of Personal Information in connection with the Closing of the transactions contemplated by this Agreement will not violate any applicable Privacy Laws or Parent’s privacy policies, as such policies currently exist or as they existed at the time the Personal Information was collected by or on behalf of Parent or any of its Subsidiaries, and Parent is not subject to any contractual requirements, privacy policies or other legal obligations that, following the Closing, would prohibit Parent or any Affiliate of Parent after the Closing from receiving or using Personal Information in the manner in which Parent or the Affiliate of Parent receives and uses such Personal Information immediately prior to the Closing and (v) there are no material claims pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries alleging a violation of any third person’s privacy, Personal Information or data rights.

Section 4.11 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Registration Statement, including the Proxy Statement, at the time the Registration Statement becomes effective or, in the case of the Proxy Statement, at the date of mailing and at the date of the Company Stockholders’ Meeting, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement, except for such portions thereof that relate only to the Company and its Subsidiaries, will comply as to form in all material respects with the provisions of the Securities Act.

Section 4.12 Litigation. As of the date of this Agreement, there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or their respective officers or directors that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Parent. Since January 1, 2012 through the date of this Agreement, neither Parent nor any of its Subsidiaries has been subject to any material outstanding order, writ, injunction or decree relating to Parent’s method of doing business or its relationship with past, existing or future users or purchasers of any goods or services of Parent.

Section 4.13 Brokerage and Finder’s Fees. Except for Parent’s obligations to the Barclays Capital Inc., neither Parent, any of its Subsidiaries nor any of their respective stockholders, directors, officers or employees has incurred or will incur on behalf of Parent or its Subsidiaries any brokerage, finder’s, success or similar fee (including any fee contingent upon the consummation of any transaction contemplated by this Agreement) in connection with the transactions contemplated by this Agreement.

Section 4.14 Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved against on the unaudited consolidated balance sheet of Parent as of November 1, 2014 included in the Parent SEC Documents, (b) as incurred after the date thereof in the ordinary course of business consistent with past practice or (c) as set forth in Section 4.14 to the Parent Disclosure Schedule, Parent, together with its Subsidiaries, does not have any liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of Parent and its Subsidiaries (or disclosed in the notes to such balance sheet), that, individually or in the aggregate, have or would reasonably be expected to have a Material Adverse Effect on Parent.

Section 4.15 Operation of Parent’s Business. Since November 1, 2014 through the date of this Agreement, neither Parent nor any of its Subsidiaries has engaged in any transaction that, if done after execution of this Agreement, would violate in any material respect Section 5.1(a) or Section 5.1(c).

Section 4.16 Environmental Matters. Except for matters that would not, individually or in the aggregate, reasonably be expected to have an aggregate liability of over $200,000,000, (a) the properties, operations and activities of Parent and its Subsidiaries are in compliance with all applicable Environmental Laws and all past noncompliance of Parent or any of its Subsidiaries with any Environmental Laws or Environmental Permits that has been resolved with any Governmental Authority has been resolved without any pending, ongoing or future obligation, cost or liability, and, to Parent’s knowledge, there has been no other past noncompliance of Parent or any of Parent’s Subsidiaries with any Environmental Laws or Environmental Permits; (b) Parent and its Subsidiaries and the properties and operations of Parent and its Subsidiaries are not subject to any existing, pending or, to the knowledge of Parent, threatened Action by or before any Governmental Authority under any Environmental Law or regarding any Hazardous Materials; (c) there has been no release of any Hazardous Materials by Parent or its Subsidiaries into the environment and, to Parent’s knowledge, there has been no release of any Hazardous Materials in connection with the properties or operations of Parent or its Subsidiaries; (d) to Parent’s knowledge, there has been no exposure of any person or property to any Hazardous Materials in connection with the properties, operations and activities of Parent or its Subsidiaries; and (e) as of the date of this Agreement, Parent and its Subsidiaries have made available to the Company internal and external environmental audits and reports (in each case relevant to Parent or any of its Subsidiaries) prepared since January 1, 2012 and in the possession of Parent or its Subsidiaries sufficient to disclose any material facts and circumstances relating to any “recognized environmental condition” as that term is defined under ASTM E1527-05, material violation of, or material liability or other material issue under, any Environmental Law or regarding any material costs or liabilities relating to Hazardous Materials. The representations and warranties contained in this Section 4.16 constitute the sole and exclusive representations and warranties made by Parent concerning environmental matters under this Agreement. Notwithstanding anything to the contrary in the preamble to this ARTICLE IV, information disclosed in the Parent SEC Documents shall not in any way qualify Section 4.16.

Section 4.17 Merger Sub. Merger Sub is newly formed and has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, nor will have ever had, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement.

Section 4.18 No Vote of Parent Stockholders. Assuming the accuracy of the representations and warranties of the Company in Section 3.4(a), no vote of the stockholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by Law, the certificate of incorporation or bylaws of Parent or the applicable rules of the Nasdaq in order for Parent to issue shares of Parent Common Stock pursuant to the terms of this Agreement or to consummate the Merger.

Section 4.19 Financing.

(a) Parent has delivered to the Company true, complete and accurate copies of the executed debt commitment letter, dated as of the date of this Agreement, by and among Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC and Parent providing for debt financing as described by such commitment letter and all contracts and fee letters associated therewith (provided, that the provisions of the fee letters related to fees, other economic terms and certain dollar amounts or ratios appearing in the “market flex” provisions (but not covenants) agreed to by the parties may be redacted, none of which redacted provisions could adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Financing) (such commitment letter and related term sheets, including all exhibits, schedules, annexes and attachments thereto and each such fee letter and other contract associated therewith, in each case as amended or otherwise modified only to the extent permitted by this Agreement, collectively, the “Commitment Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, certain of the Financing Sources have agreed to lend the aggregate principal amounts set forth therein, for the purpose of financing the Merger and the other transactions contemplated by this Agreement (collectively referred to as the “Financing”).

(b) As of the date of this Agreement, the Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and to general principles of equity). There are no conditions precedent or contingencies (including pursuant to any “market flex” provisions in the related fee letters or otherwise) related to the funding of the full amount of the Financing, other than the conditions precedent expressly set forth in the Commitment Letter (such conditions precedent, the “Financing Conditions”).

(c) The Commitment Letter has not been amended, restated or otherwise modified or waived in any manner prior to the date of this Agreement (and as of the date of this Agreement, no such amendment, restatement or other modification or waiver is contemplated or pending), and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect and, to the knowledge of Parent, no such termination, reduction, withdrawal or rescission is contemplated other than in accordance with the provisions of Section 1 of Exhibit D of the Commitment Letter.

(d) Assuming the conditions set forth in Section 6.1 and Section 6.3 are satisfied at Closing, Parent has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Closing Date or (ii) the full amount of the Financing will not be made available to Parent on the Closing Date and, as of the date of this Agreement, Parent is not aware of the existence of any facts or events that would reasonably be expected to cause such Financing Conditions not to be satisfied or the full amount of the Financing not to be available.

(e) As of the date of this Agreement, (i) Parent is not in default or breach under the terms and conditions of the Commitment Letter and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub or a failure to satisfy a condition by Parent, Merger Sub or, to the knowledge of Parent, any other party thereto, under the terms and conditions of the Commitment Letter, and (ii) Parent has not received any written notice of such default or event.

(f) Subject to Section 5.18(d), there are no side letters, understandings or other agreements or arrangements relating to the Financing to which Parent, Merger Sub or any of their Affiliates is a party other than as expressly set forth in the Commitment Letter furnished to the Company pursuant to this Section 4.19(f). All commitments and other fees required to be paid under the Commitment Letter prior to the date of this Agreement have been paid in full, and Parent is unaware of any fact or occurrence existing as of the date of this Agreement that would reasonably be expected to make any of the assumptions or any of the statements set forth in the Commitment Letter inaccurate or that would reasonably be expected to cause the Commitment Letter to be ineffective.

(g) Assuming the conditions set forth in Section 6.1 and Section 6.3 are satisfied at Closing, the aggregate proceeds contemplated to be provided under the Commitment Letter, together with other financial resources of Parent and Merger Sub, will, in the aggregate, be sufficient for the making of all required payments in connection with the Merger, including payment of the Cash Consideration, the payment of any debt required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger (including all Indebtedness of the Company and its Subsidiaries required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger, including premiums and fees incurred in connection therewith) and all other amounts to be paid pursuant to this Agreement and associated costs and expenses of the Merger and the other transactions contemplated by this Agreement, including the Financing, on the Closing Date.

(h) Parent affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that it or Merger Sub obtain financing for, or related to, any of the transactions contemplated by this Agreement.

Section 4.20 Solvency. Immediately after giving effect to the transactions contemplated by this Agreement (including any financing in connection with the transactions contemplated hereby) and excluding the effect of any inaccuracy of the representations and warranties contained in ARTICLE III, (a) Parent and its Subsidiaries, taken as a whole, will not have incurred debts beyond their ability to pay such debts as they mature or become due, the then present fair saleable value of the assets of Parent and its Subsidiaries, taken as a whole, will exceed the amount that will be required to pay their probable Liabilities (including the probable amount of all contingent Liabilities) and debts as they become absolute and matured, (b) the assets of Parent and its Subsidiaries, taken as a whole, at a fair valuation, will exceed their probable Liabilities (including the probable amount of all contingent Liabilities) and debts and (c) Parent and its Subsidiaries, taken as a whole, will not have unreasonably small capital to carry on their businesses as presently conducted or as proposed to be conducted.

ARTICLE V.

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.

(a) During the period from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, except (w) as may be required by applicable Law, (x) with the prior written consent of the other party (which shall not be unreasonably withheld, conditioned or delayed), (y) as may be expressly required or permitted by this Agreement or (z) as set forth in Section 5.1(a) of the Company Disclosure Schedule or Section 5.1(a) of the Parent Disclosure Schedule (as applicable), each of the Company and Parent shall and shall cause each of their respective Subsidiaries to, (i) conduct its business in all material respects in the ordinary course and in compliance with applicable Law, and (ii) subject to compliance with the other restrictions in this Section 5.1, use reasonable best efforts to (A) preserve intact its present and presently planned business organization, (B) maintain in effect all necessary licenses, permits, consents, franchises, approvals and authorizations, (C) keep available the services of its executive officers and key employees on commercially reasonable terms and (D) maintain satisfactory relationships with its material customers, lenders, suppliers and others having material business relationships with it.

(b) During the period from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent (which, in the case of clauses (D), (G), (H), (I), (J), (K), (L), (M), (N), (O), (P), (Q), (R), (S), (T) and, to the extent relating to the foregoing clauses, (V), shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly required or permitted by this Agreement, or (iv) as set forth in Section 5.1(b) of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:

(A) amend the Company Organizational Documents or, in any material respect, the Company Subsidiary Organizational Documents, or otherwise take any action to exempt any person from any provision of the Company Organizational Documents or the Company Subsidiary Organizational Documents;

(B) split, combine or reclassify any of its capital stock;

(C) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (1) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries, or (2) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Options or for withholding Taxes incurred in connection with the exercise of Company Options or the vesting or settlement of Company Stock Awards outstanding as of the date hereof or granted after the date hereof in compliance with this Agreement, in each case in accordance with past practice and the terms of the applicable award agreements);

(D) grant any Company Stock Awards or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; provided that the Company may grant to Company employees (including new hires) and Company directors awards in the amounts, and subject to the terms, set forth in Section 5.1(b)(D) of the Company Disclosure Schedule;

(E) issue, sell or otherwise permit to become outstanding any additional shares of its capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of its capital stock, except pursuant to the exercise of Company Options or the settlement of Company Stock Awards outstanding as of the date hereof or granted after the date hereof in compliance with this Agreement, in each case in accordance with their terms, or enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or equity interests;

(F) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among the Company and its Subsidiaries or among the Company’s Subsidiaries;

(G) incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the financial obligations of any other person, except (i) in the ordinary course of business consistent with past practice, (ii) in connection with a refinancing of existing indebtedness (which refinancing shall not increase the aggregate amount of indebtedness permitted to be outstanding thereunder and shall not include covenants that shall be more burdensome in the aggregate to the Company in any material respect or increase costs to the Surviving Company after the Effective Time in any material respect), (iii) pursuant to existing credit arrangements, (iv) pursuant to agreements or arrangements between the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries, or (v) guarantees by the Company and any of its direct or indirect wholly owned Subsidiaries of any indebtedness permitted in accordance with clauses (i) through (v) above;

(H) make any loans or advances to any other person, except for loans among the Company and any of its wholly owned Subsidiaries;

(I) except (1) as otherwise permitted by this Agreement, (2) for any repayment or prepayment by the Company or any of its Subsidiaries (x) of indebtedness pursuant to the Revolving Credit Facility or (y) required under the terms of indebtedness set forth in Section 3.16(f) of the Company Disclosure Schedule or (3) for transactions between the Company and its Subsidiaries or among the Company’s Subsidiaries, prepay, redeem, repurchase, defease, cancel or otherwise terminate any indebtedness or guarantees thereof of the Company or any Subsidiary;

(J) (1) other than (x) in accordance with contracts or agreements in effect on the date hereof or (y) transactions entered into in the ordinary course of business, consistent with past practice relating to openings or closures of retail store locations or distribution centers contemplated by the Company’s 2015 operating plan, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets having a value in excess of $10,000,000 individually or $35,000,000 in the aggregate to any person other than to the Company or a wholly owned Subsidiary of the Company (other than sales of inventory in the ordinary course of business consistent with past practice), or (2) other than in accordance with contracts or agreements in effect on the date hereof, cancel, release or assign any material indebtedness of any such person owed to it or any claims held by it against any such person other than in the ordinary course of business consistent with past practice;

(K) except for (1) transactions among the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries or (2) transactions entered into in the ordinary course of business, consistent with past practice relating to openings of retail store locations contemplated by the Company’s 2015 operating plan, acquire for cash an amount of assets (other than purchases of inventory for resale in the ordinary course of business) or capital stock of any other person valued, after giving effect to assumed indebtedness, at more than $25,000,000 per transaction and $75,000,000 in the aggregate; provided, however, that to the extent Parent consents to any such acquisition, such acquisition shall not be taken into account in computing the dollar limitations in this clause (K); provided further, however, that the Company shall not make any acquisition if such acquisition would materially and adversely affect the ability of the condition set forth in Section 6.1(b) to be satisfied on or prior to the End Date;

(L) make any capital expenditures other than (1) (x) capital expenditures contemplated in its capital expenditure budget for the fiscal year ending December 26, 2015, as disclosed to Parent prior to the date hereof, plus (y) an additional $15,000,000 of capital expenditures that are not contemplated in its capital expenditure budget for the fiscal year ending December 26, 2015 or (2) any other capital expenditures not in excess of $75,000,000 in any fiscal year following the fiscal year ending December 26, 2015;

(M) except as required under the terms of this Agreement or the terms of any Company Plan or Company Foreign Plan existing as of the date of this Agreement, (A) increase in any manner the compensation or benefits of any of the current or former directors, executive officers (for avoidance of doubt, the Company’s “executive officers” shall consist solely of persons with the title “Senior Vice President” and higher), employees or individuals in the capacity of consultants, independent contractors or other service providers of the Company or its subsidiaries (collectively, “Company Covenant Individuals”), other than increases in base salary or compensation, as the case may be, in the ordinary course of business or as a result of merit increases or internal promotions, each in the ordinary course of business, (B) pay to any Company Covenant Individual any amounts or increase any amounts payable to Company Covenant Individuals not required by any current plan or agreement (other than base salary in the ordinary course of business), (C) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation (including any employee co-investment fund), severance, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement or employment agreement (other than offer letters with respect to positions below “Senior Vice President” in the ordinary course of business consistent with past practice and offer letters or employment agreements with respect to new hires at the position of “Senior Vice President” or above to replace an employee at such position whose employment has terminated (or will terminate following a transition period) in the ordinary course of business consistent with past practice, which offer letters or employment agreements shall not provide for severance benefits that are materially greater than the severance benefits of such terminated employee) with or for the benefit of any Company Covenant Individual (or newly hired employees), (D) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Plans or Company Foreign Plans, (E) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Plan or Company Foreign Plan, (F) enter into, amend or extend any collective bargaining or other labor agreement, other than in the ordinary course of business consistent with past practice, (G) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Plan or Company Foreign Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (H) create any new officer position at or above the level of Senior Vice President;

(N) implement or adopt any material change in its accounting principles or its methods, other than as may be required by GAAP or applicable Law;

(O) except as otherwise provided in Section 5.13, commence, settle or compromise any litigation, claim, suit, action or proceeding, except for

(1)	settlements or compromises that (x) involve monetary remedies with a value not in excess of, with respect to any individual litigation, claim, suit, action or proceeding, $3,000,0000 (net of any insurance proceeds and indemnity, contribution and similar payments actually received by the Company or any of its Subsidiaries in respect thereof) or, in the aggregate with respect to all litigation, claims, suits, actions and proceedings (but excluding the amount of any monetary remedies with respect to settlements of the type referred to in clause (2)), $10,000,000 (net of any insurance proceeds and indemnity, contribution and similar payments actually received by the Company or any of its Subsidiaries in respect thereof), (y) do not impose any material restriction on its business or operations or the business or operations of its Subsidiaries following the Effective Time and (z) do not involve the admission of wrongdoing by the Company or any of its Subsidiaries;

(2)	settlements of any (x) worker’s compensation or personal injury claims, (y) U.S. Equal Employment Opportunity Commission charges or ordinary course U.S. Department of Labor matters affecting fewer than 10 individuals or (z) citations issued with respect to the operations of individual retail stores, in each case in the ordinary course of business consistent with past practice; and

(3)	the commencement of any litigation, claim, suit, action or proceeding in the ordinary course of business consistent with past practice that would not reasonably be expected to result in a counterclaim seeking recovery of monetary damages in excess of $1,000,000;

(P) change any material tax accounting method, settle or compromise any material Tax proceeding, make or change any material Tax election, or request any material Tax ruling;

(Q) other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew any material existing insurance policies;

(R) conduct its cash management practices (including the collection of receivables and payment of payables), other than in the ordinary course of business consistent with past practice, it being understood and agreed that any net cash proceeds from a divestiture pursuant to Section 5.6(e) shall be retained by the Company and segregated and not disbursed for any reason prior to the earlier of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms;

(S) amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material Company Permits;

(T) (1) cancel or permit to lapse any material Intellectual Property of the Company other than in the ordinary course of business or (2) disclose to any third party, other than representatives of Parent or under a confidentiality agreement, any Trade Secret included in the Intellectual Property of the Company in a way that results in loss of material Trade Secret protection;

(U) enter into any Contract that would reasonably be expected to prevent or materially delay or impair the ability of the Company to consummate the Merger and other transactions contemplated by this Agreement; or

(V) agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.1(b).

(c) During the period from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, except (i) as may be required by applicable Law, (ii) with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), (iii) as may be expressly required or permitted by this Agreement, or (iv) as set forth in Section 5.1(c) of the Parent Disclosure Schedule, Parent and Merger Sub shall not:

(A) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (1) regular quarterly cash dividends payable by Parent in respect of shares of Parent Common Stock not exceeding $0.12 per share of Parent Common Stock (subject to equitable adjustment for any of the events with respect to Parent Common Stock set forth in Section 2.1(c)), with declaration, record and payment dates in accordance with Parent’s historical practice over the past twelve months, (2) dividends paid by any of the Subsidiaries of Parent to Parent or any of their wholly owned Subsidiaries, respectively, or (3) the acceptance of shares of Parent Common Stock as payment for the exercise price of options to purchase shares of Parent Common Stock granted pursuant to the Parent Stock Plans or for withholding Taxes incurred in connection with the exercise of options to purchase shares of Parent Common Stock granted pursuant to the Parent Stock Plans, in each case in accordance with past practice and the terms of the applicable award agreements);

(B) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among Parent and its Subsidiaries or among Parent’s Subsidiaries;

(C) amend the certificate of incorporation or bylaws of Parent or Merger Sub, or otherwise take any action to exempt any person from any provision of the certificate of incorporation or bylaws of Parent or Merger Sub, in any manner that would be adverse in any material respect to holders of Company Common Stock;

(D) enter into any Contract that would reasonably be expected to prevent or materially delay or impair the ability of Parent and the Parent Subsidiaries to consummate the Mergers and other transactions contemplated by this Agreement; or

(E) agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.1(c).

Section 5.2 Access.

(a) For purposes of furthering the transactions contemplated hereby, the Company shall afford Parent and its employees, accountants, consultants, legal counsel, financial advisors, Financing Sources and agents and other representatives reasonable access during normal business hours upon reasonable advance notice to the Company, throughout the period prior to the earlier to occur of the Effective Time and the termination of this Agreement, to its and its Subsidiaries’ officers, employees, properties, contracts, documents, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws; provided, however, until the condition in Section 6.1(b) is satisfied, access to competitively sensitive information shall be subject to the Clean Team Agreement. Notwithstanding anything to the contrary contained in this Section 5.2(a), any document, correspondence or information provided pursuant to this Section 5.2(a) may be redacted to remove references concerning the valuation of the Company and the Merger or other similarly confidential information. All access pursuant to this Section 5.2(a) shall be (A) conducted in such a manner as not to interfere unreasonably with the normal operations of the Company or any of its Subsidiaries and (B) coordinated through the Chief Financial Officer of the Company or a designee thereof.

(b) To the extent reasonably necessary for the Company to confirm the accuracy of the representations of Parent and Merger Sub set forth in ARTICLE IV and the satisfaction of the conditions precedent set forth in Section 6.2(a) or Section 6.2(b), each of Parent and Merger Sub shall provide the Company with access to information reasonably requested upon reasonable advance notice by the Company, throughout the period prior to the earlier to occur of the Effective Time and the termination of this Agreement; provided, however, that until the condition in Section 6.1(b) is satisfied, access to competitively sensitive information shall be subject to the Clean Team Agreement. Notwithstanding anything to the contrary contained in this Section 5.2(b), any document, correspondence or information provided pursuant to this Section 5.2(b) may be redacted to remove references concerning the valuation of the Company and the Merger or other similarly confidential information. All access pursuant to this Section 5.2(b) shall be (A) conducted in such a manner as not to interfere unreasonably with the normal operations of Parent or any of its Subsidiaries and (B) coordinated through the Chief Financial Officer of Parent or a designee thereof.

(c) Notwithstanding anything to the contrary contained in this Section 5.2, no party to this Agreement nor any of its Subsidiaries shall be required to provide any access, or make available any document, correspondence or information, if doing so would, in the reasonable judgment of such party’s outside legal counsel, (i) jeopardize the attorney-client privilege of such party or any of its Subsidiaries or (ii) conflict with any (A) Law applicable to such party or any of its Subsidiaries or the assets, or operation of the business, of such party or any of its Subsidiaries or (B) material Contract to which such party or any of its Subsidiaries is party or by which any of the their assets or properties are bound; provided, however, that in such instances such party shall, to the extent possible without violating applicable Law or any material Contract or jeopardizing attorney-client privilege, inform the other party of the general nature of the information being withheld and the basis for withholding and, upon the other party’s request, reasonably cooperate with the other party to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (i) and (ii), including using commercially reasonable efforts to seek consent from the applicable third party to any such material Contract under which disclosure is prohibited.

(d) No investigation by Parent or its representatives shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in ARTICLE III of this Agreement, and no investigation by the Company or its representatives shall affect or be deemed to modify or waive the representations and warranties of Parent or Merger Sub set forth in ARTICLE IV of this Agreement.

(e) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the Confidentiality and Standstill Agreement, dated as of October 30, 2014, between the Company and Parent (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms; provided that the Company and Parent may disclose any of the terms, conditions or other facts of the Merger and transactions contemplated by this Agreement if expressly permitted by the terms of this Agreement.

Section 5.3 Company Acquisition Proposals.

(a) Subject to Section 5.3(c) through Section 5.3(f), the Company agrees that, from the date of this Agreement until the Closing or, if earlier, the termination of this Agreement in accordance with ARTICLE VII, neither it nor any of its Subsidiaries shall, and that it shall use its reasonable best efforts to cause its and its Subsidiaries’ directors, officers, employees, agents, investment bankers, attorneys, accountants and other representatives (“Representatives”) not to, directly or indirectly, (i) initiate or solicit or knowingly encourage or facilitate any inquiries with respect to, or the making of, a Company Acquisition Proposal, (ii) engage in any negotiations concerning, or provide any confidential information or data regarding the Company or its Subsidiaries to any person relating to, a Company Acquisition Proposal, (iii) approve or recommend, or propose publicly to approve or recommend, any Company Acquisition Proposal or (iv) approve or recommend, or propose publicly to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Company Acquisition Proposal (each a “Company Acquisition Agreement”), or (v) propose publicly or agree to do any of the foregoing relating to any Company Acquisition Proposal.

(b) Subject to Section 5.3(c) through Section 5.3(f), prior to the Closing, neither the Company Board nor any committee thereof shall, directly or indirectly, (i) withdraw, withhold, modify or qualify, or publicly propose to withdraw, withhold, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Company Acquisition Proposal, (iii) in the event of the commencement of a tender offer or exchange offer for any outstanding shares of the Company’s capital stock, fail to recommend against acceptance of such tender offer or exchange offer by the Company Stockholders within ten Business Days of the commencement thereof (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board in respect of the acceptance of any tender offer or exchange offer by the Company Stockholders as of the end of the ten Business Day period shall constitute a failure to recommend against any such offer), or (iv) recommend that the Company Stockholders not adopt this Agreement or approve the Merger (any action described in clauses (i)-(iv) above being referred to as an “Company Change of Recommendation”).

(c) Nothing contained in this Agreement shall prevent the Company or the Company Board from (i) complying with its disclosure obligations under Rule 14d-9 and 14e-2 promulgated under the Exchange Act and (ii) making any disclosure to the Company’s stockholders if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties or applicable Law; provided, however, that if any such public disclosure by the Company has the effect of a Company Change of Recommendation, Parent shall have the right to terminate this Agreement to the extent set forth in Section 7.1(d).

(d) Notwithstanding the limitations set forth in Section 5.3(a) and Section 5.3(b), until the earlier of receipt of the Company Stockholder Approval and any termination of this Agreement pursuant to Section 7.1, if after the date of this Agreement the Company receives a written unsolicited bona fide Company Acquisition Proposal that the Company Board has determined in good faith, after consultation with its outside legal counsel and financial advisors (i) constitutes a Company Superior Proposal or (ii) could reasonably be expected to result in a Company Superior Proposal, then the Company, its Subsidiaries and its and their respective Representatives may, subject to Section 5.3(h), take the following actions: (A) furnish nonpublic information to the third party making such Company Acquisition Proposal, if, and only if, prior to furnishing such information, the Company receives from the third party an executed confidentiality agreement with provisions no less restrictive to such third party with respect to the use or disclosure of nonpublic information than the Confidentiality Agreement and (B) engage in discussions or negotiations with the third party with respect to such Company Acquisition Proposal.

(e) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prevent the Company or the Company Board from, at any time prior to, but not after, the time of the receipt of the Company Stockholder Approval, in response to the receipt of a written unsolicited bona fide Company Acquisition Proposal after the date of this Agreement that did not result from a breach of this Section 5.3, (i) terminating this Agreement pursuant to Section 7.1(e) in order to enter into a definitive written agreement with respect to such Company Acquisition Proposal or (ii) effecting a Company Change of Recommendation, if, prior to taking any of the actions described in clauses (i) or (ii), (A) the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that (x) failure to take such action would reasonably be expected to be inconsistent with the Company directors’ fiduciary duties under applicable Law and (y) such Company Acquisition Proposal (in the form, other than immaterial changes, that was the subject of the Superior Proposal Notice) constitutes a Company Superior Proposal, (B) Parent shall have received written notice (the “Superior Proposal Notice”) of the Company’s intention to take such action at least four Business Days prior to the taking of such action by the Company and (C) the Company Board continues to believe, after taking into account any modifications to the terms of the transactions contemplated by this Agreement that are offered by Parent after its receipt of the Superior Proposal Notice, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal.

(f) Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall prevent the Company Board from, at any time prior to, but not after, the time of the receipt of the Company Stockholder Approval, effecting a Company Change of Recommendation (other than in response to the receipt or making of a Company Acquisition Proposal, which shall be subject to Section 5.3(e)) if, prior to taking such action, the Company Board determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the Company directors’ fiduciary duties under applicable Law; provided, however that (i) Parent shall have received written notice (a “Board Recommendation Notice” ) of the Company Board’s intention to take any such action at least four Business Days prior to the taking of such action by the Company Board and (ii) the Company Board continues to believe, after taking into account any modifications to the terms of the transactions contemplated by this Agreement that are offered by Parent after its receipt of such Board Recommendation Notice that failing to take such action would be inconsistent with the Company directors’ fiduciary duties under applicable Law.

(g) The Company agrees that it and its Subsidiaries will (i) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any person (other than the parties) conducted prior to the date of this Agreement with respect to any Company Acquisition Proposal and (ii) request each third party that has heretofore executed a confidentiality agreement that relates to a Company Acquisition Proposal (other than Parent) to return or destroy all confidential information regarding the Company or its Subsidiaries heretofore furnished to such third party by the Company or on its behalf. The Company agrees that it and its Subsidiaries will take the necessary steps to promptly inform its and its Subsidiaries’ Representatives of the obligations undertaken in this Section 5.3.

(h) From and after the date of this Agreement, the Company shall promptly orally notify Parent of any request for information or any inquiries, proposals or offers relating to a Company Acquisition Proposal indicating, in connection with such notice, the name of such person making such request, inquiry, proposal or offer and the material terms and conditions of any proposals or offers and the Company shall provide to Parent written notice of any such inquiry, proposal or offer within 48 hours of such event and copies of any written or electronic correspondence to or from any person making a Company Acquisition Proposal. The Company shall keep Parent informed orally, as soon as is reasonably practicable, of the status of any Company Acquisition Proposal, including with respect to the status and terms of any such proposal or offer and whether any such proposal or offer has been withdrawn or rejected and the Company shall provide to Parent written notice of any such withdrawal or rejection and copies of any written proposals or requests for information within 48 hours. The Company also agrees to provide any information to Parent (not previously provided to Parent) that it is providing to another person pursuant to this Section 5.3 at substantially the same time it provides such information to such other person. All information provided to Parent under this Section 5.3 shall be kept confidential by Parent in accordance with the terms of the Confidentiality Agreement.

(i) For purposes of this Agreement:

(i) “Company Acquisition Proposal” means any proposal or offer made by any person other than Parent or its Subsidiaries with respect to (A) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving the Company, (B) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount greater than a 15% voting or economic interest in the Company or (C) any purchase of assets, securities or ownership interests representing an amount greater than 15% of the consolidated assets (including stock of the Subsidiaries of the Company), consolidated net revenues or earnings before interest, Taxes, depreciation and amortization of the Company and its Subsidiaries taken as a whole; provided, however, that any proposal or offer relating to any purchase of assets of the Company or any of its Subsidiaries contemplated by Section 5.6(e) shall not be deemed a Company Acquisition Proposal, but shall be subject to Section 5.6(e).

(ii) “Company Superior Proposal” means a bona fide written Company Acquisition Proposal (except that references in the definition of the “Company Acquisition Proposal” to 15% shall be replaced by 50%) made after the date of this Agreement by any person other than Parent or its Subsidiaries on terms that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors, and considering such factors as the Company Board considers to be appropriate (including the timing and likelihood of consummation of such proposal), are more favorable to the Company and the Company Stockholders than the transactions contemplated by this Agreement, taking into account any change to the transaction proposed by Parent.

Section 5.4 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Company shall jointly prepare and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus. Each of Parent and the Company shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Registration Statement effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. The Company will cause the Proxy Statement to be mailed to its stockholders as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act, but in no event earlier than the record date set by the Company. Parent shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger. Each of the Company and Parent shall furnish each other all information reasonably requested by the other (including concerning itself and its stockholders, or holders of a beneficial interest therein) in connection with any such action and the preparation, filing and distribution of the Registration Statement and the Proxy Statement. No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement, or response to SEC comments with respect thereto, will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon; provided, however, that the Company, in connection with a Company Change of Recommendation, may amend or supplement the Registration Statement and the Proxy Statement (including by incorporation by reference) to effect such change (it being understood that any such amendment or supplement shall solely contain (i) such Company Change of Recommendation and (ii) a statement of the reasons of the Company Board for making such Company Change of Recommendation, and the right of consent set forth in this Section 5.4(a) shall not apply with respect to information in such amendment or supplement required by clauses (i) and (ii)). Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, the issuance of any stop order relating thereto, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication between it or any of its representatives, on the one hand, and the SEC or its staff or any state securities commission, on the other hand, with respect to the Proxy Statement, the Registration Statement or the Merger. Subject to the other provisions set forth in this Section 5.4, each of the Company and Parent will use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Registration Statement or the Proxy Statement and to have any stop order relating thereto or suspension lifted, reversed or otherwise terminated. If at any time prior to the Effective Time any information is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of the Company.

(b) The Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to set a record date for, duly give notice of, convene and, as soon as reasonably practicable after the Registration Statement is declared effective, hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders’ Meeting”). Except as expressly permitted by Section 5.3(e) or Section 5.3(f), the Company Board shall not make any Company Change of Recommendation and, except to the extent that the Company Board shall have made a Company Change of Recommendation as permitted by Section 5.3(e) or Section 5.3(f), shall include its recommendation that the Company’s stockholders vote in favor of the Merger in the Proxy Statement and, subject to Section 5.3(e) and Section 5.3(f), shall solicit proxies in favor of the adoption of this Agreement and use its commercially reasonable efforts to obtain the Company Stockholder Approval at the Company Stockholders’ Meeting. The Company shall not postpone or adjourn the Company Stockholders’ Meeting without the prior written consent of Parent; provided, however, that the Company shall be entitled to postpone or adjourn the Company Stockholders’ Meeting without the prior written consent of Parent, if on a date for which the Company Stockholders’ Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, whether or not a quorum is present, if, and only if, the Company Stockholders’ Meeting is scheduled to reconvene on a date that is (i) 30 or less days after the date for which the Company Stockholders’ Meeting was originally scheduled or (ii) 10 or less Business Days prior to the End Date.

(c) The Company shall cooperate with and keep Parent reasonably informed on a reasonably current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to its stockholders.

(d) Immediately following execution and delivery of this Agreement by the parties, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and, promptly thereafter, deliver to the Company a copy of the written consent reflecting the adoption of the Agreement by Parent as sole stockholder of Merger Sub or the minutes of the stockholders meeting of Merger Sub at which this Agreement was adopted.

Section 5.5 Employee Matters.

(a) Subject to the exception set forth on Section 5.5(a) of the Company Disclosure Schedule, for a period of one year after the Effective Time or such shorter period as the applicable Company Employee remains employed by Parent, the Surviving Company or any of their respective Subsidiaries, Parent shall provide, or shall cause the Surviving Company to provide, to employees of the Company or its Subsidiaries who continue to be employed by Parent, the Surviving Company or any of their respective Subsidiaries following the Effective Time (the “Company Employees”), (i) base salary or wages and annual bonus opportunities that are no less favorable than the base salary or wages and annual bonus opportunities provided to such Company Employee immediately prior to the Effective Time and (ii) employee benefits that are no less favorable in the aggregate to employee benefits provided in the aggregate to the

Company Employees immediately prior to the Effective Time; provided, that (x) this sentence shall not apply to Company Employees employed outside the United States in jurisdictions where this sentence would result in compensation or benefits becoming due to employees beyond the period of one year after the Effective Time and Section 5.5(a) shall not apply to any Company Employees covered by collective bargaining or other labor agreements (such non-U.S. employees and collectively bargained employees, the “Excluded Employees”) and (y) Parent and the Surviving Company may make new equity compensation awards based on the Parent’s generally applicable policies without regard to the Company’s prior practice. For purposes of determining the employee benefits and annual bonus opportunities in place immediately prior to the Effective Time, Parent and the Surviving Company and their respective Subsidiaries may disregard any compensation and benefits that are triggered by or in part as a result of the Merger, any retention awards or arrangements, any change in control bonuses, any parachute gross-ups, and any modifications of equity compensation or bonus programs to take into account the requirements of the transactions. The foregoing notwithstanding, Parent agrees to comply with the requirements of applicable Law with respect to the treatment of Excluded Employees and to honor, or to cause the Surviving Company or any of their respective Subsidiaries following the Effective Time to honor, in accordance with their terms all Company Plans and Company Foreign Plans and all collective bargaining agreements to which the Company or any of its Subsidiaries is a party or otherwise bound, provided that such plans or agreements may be amended, terminated or suspended in accordance with their terms and applicable Law in accordance with this Section 5.5. The Company shall, or shall cause any of its applicable Subsidiaries to, comply with all notice and consultation provisions of all collective bargaining or other labor agreements to which it or such subsidiary is a party or otherwise bound, to the extent required by any such collective bargaining or other labor agreements or applicable Law.

(b) Following the Closing Date, Parent shall, or shall cause the Surviving Company to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Company or their Subsidiaries in which Company Employees in the United States (the “U.S. Company Employees”) are initially eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each U.S. Company Employee with the Company prior to the Closing Date for purposes of eligibility, vesting and benefit accrual under such Post-Closing Plans (and under Company Plans that continue after the Closing Date (the “Continuing Company Plans”)); provided, that such recognition of service shall not (i) apply for purposes of benefit accrual under any defined benefit retirement plan or plan that provides retiree welfare benefits, (ii) operate to duplicate any benefits of a U.S. Company Employee with respect to the same period of service or (iii) apply for purposes of any plan, program or arrangement (x) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (y) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such U.S. Company Employee is first eligible to participate, Parent shall use reasonable best efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such plan to be waived with respect to such U.S. Company Employee to the extent such limitation would have been waived or satisfied under the Company Plan in which such U.S. Company Employee participated immediately prior to the Effective Time and (B) credit each U.S. Company Employee for an amount equal to any medical, dental or vision expenses incurred, under a

Continuing Company Plan, by such U.S. Company Employee in the Post-Closing Plan plan year that includes the Closing Date (or, if later, the plan year in which such U.S. Company Employee is first eligible to participate in such Post-Closing Plan) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan, subject to (i) the applicable information being provided to Parent in a form that Parent reasonably determines is administratively feasible to take into account under its plans and (ii) compliance with any applicable Laws; provided that no such credit under clause (B) shall be required with respect to any plan year of a Continuing Company Plan that is completed before the employee is admitted to the Post-Closing Plan.

(c) Nothing in this Agreement shall confer upon any Company Employee or other service provider any right to continue in the employ or service of Parent, the Surviving Company or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any of their Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Company Employee at any time for any reason whatsoever, with or without cause (subject to compliance with applicable Law). In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Company Plan, Company Foreign Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Surviving Company, the Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates; or (ii) alter or limit the ability of Parent, the Surviving Company or any of their Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) or Affiliates to amend, modify or terminate any Company Plan, Company Foreign Plan or any other compensation or benefit or employment plan, program, agreement or arrangement after the Closing Date in accordance with the terms of this Section 5.5. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 5.5, express or implied, is intended to confer upon any other person (including for the avoidance of doubt any current or former directors, officers, employees, contractors or consultants of any of the Company or any of its Subsidiaries, Parent or any of its Subsidiaries, or on or after the Effective Time, the Surviving Company or any of its Subsidiaries) any rights or remedies of any nature whatsoever under or by reason of this Section 5.5 or is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan, program, policy, agreement or arrangement of Parent, the Company, the Surviving Company or any respective Subsidiary thereof.

(d) At the request of Parent prior to the Effective Time, the Company shall amend any Company Plan identified by Parent to reduce the number of shares of Company Common Stock reserved under such Company Plan as instructed by Parent; provided, however, that the Company shall not be required to reduce such reserved shares of Company Common Stock (i) below the number of shares of Company Common Stock reserved against Company Stock Awards outstanding as of the date of this Agreement and Company Stock Awards that may be granted pursuant to Section 5.1(b)(D) and (ii) unless such reduction is effective at, and contingent upon, the Effective Time.

Section 5.6 Filings; Reasonable Best Efforts; Notification.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as soon as practicable (and in any event prior to the End Date), the transactions contemplated by this Agreement, including (i) obtaining and maintaining all necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals (collectively, “Consents”) from Governmental Authorities and the making of all other necessary registrations and filings, (ii) obtaining all Consents from third parties that are necessary or desirable in connection with the transactions contemplated by this Agreement, (iii) the execution and delivery of any additional instruments necessary to consummate any of the transactions contemplated by, and to fully carry out the purposes of, this Agreement and (iv) providing all such information concerning such party, its Subsidiaries and its Subsidiaries’ officers, directors, employees and partners as may reasonably be requested in connection with any of the matters set forth in this Section 5.6. None of the parties shall, nor shall it permit any of its Subsidiaries to, take or agree to take any action that would reasonably be expected to impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any required Consent under Antitrust Laws from any Governmental Authority with respect to the transactions contemplated by this Agreement. Nothing set forth in this Section 5.6 limits, modifies, waives, amends or otherwise adversely affects (x) either party’s ability to make acquisitions or investments otherwise permitted under Section 5.1 (Conduct of Business), (y) the Company’s rights under Section 5.3 (Company Acquisition Proposals) or (z) either party’s rights under ARTICLE VII (Termination).

(b) Subject to Section 5.6(c), each of Parent and the Company shall (i) make or cause to be made the filings required of such party or any of its Subsidiaries under the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable (and in any event within fifteen Business Days after the date of this Agreement, unless a later date is mutually agreed to by the parties), (ii) make or cause to be made such other filings as are required under applicable Law, or as set forth on Section 3.5(d)(v) of the Company Disclosure Schedule or Section 4.5(d)(vi) of the Parent Disclosure Schedule, in foreign jurisdictions governing antitrust or merger control matters with respect to the transactions contemplated by this Agreement as soon as reasonably practicable after the date of this Agreement, (iii) comply at the earliest practicable and advisable date with any request for additional information, documents or other materials received by such party or any of its Subsidiaries from the Federal Trade Commission (the “FTC”), the Department of Justice (the “DOJ”) or any other Governmental Authority under the HSR Act or any other Antitrust Laws and (iv) subject to Section 5.6(e), cooperate in good faith with the other party in obtaining all approvals required under applicable Antitrust Laws and in connection with any such filing and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under any Antitrust Laws with respect to any such filing or any such transaction.

(c) Parent and the Company shall coordinate with respect to the overall strategy relating to the Antitrust Laws, including with respect to any filings, notifications, submissions and communications with or to any antitrust regulatory authority; provided, however, that (x) subject to the other provisions of this Section 5.6, Parent shall make the final determination as to the appropriate course of action and (y) neither Parent nor the Company shall be constrained from complying with applicable Law. Each party shall (i) consult and cooperate with the other party regarding, allow the other party to have a reasonable opportunity to review in advance prior to their submission (if applicable) and consider in good faith the views of the other party regarding the form and content of, any filings, correspondence, written communications, analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of either party in connection with proceedings under or relating to any Antitrust Laws, (ii) promptly furnish the other party with copies of all correspondence, filings and written communications between them and their Affiliates and their respective representatives, on the one hand, and any such Governmental Authority or its respective staff on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement and (iii) give the other party the opportunity to attend and participate in any in-person meetings, and to the extent reasonably practicable, substantive telephone calls with the DOJ, the FTC or any other Governmental Authority (to the extent permitted by the DOJ, the FTC or such Governmental Authority) with respect to the subject matter of this Section 5.6 (including with respect to any of the actions referred to in Section 5.6(d) and Section 5.6(e)) and, if the other party is prohibited by applicable Laws or by the DOJ, the FTC or such Governmental Authority from attending and participating in any such meetings or calls, keep the other party reasonably apprised with respect thereto to the extent permitted under applicable Law. Each party shall use its reasonable best efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Neither party will directly or indirectly extend any waiting period under the HSR Act or enter into any agreement with a Governmental Authority related to this Agreement or the transactions contemplated by this Agreement except with the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding any provisions of this Section 5.6 to the contrary, (x) materials provided to the other party pursuant to this Section 5.6 may be redacted (A) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address privilege or confidentiality concerns and (y) each party shall have the right to designate any information provided to the other party as subject to review by a clean team only pursuant to and in accordance with the Clean Team Agreement.

(d) In connection with and without limiting Section 5.6(a), but subject to Section 5.6(e), each of Parent and the Company shall use its reasonable best efforts to take such action as may be required to cause the expiration or termination of the waiting periods under the HSR Act or other Antitrust Laws with respect to the transactions contemplated by this Agreement as promptly as practicable after the execution of this Agreement (and in any event prior to the End Date), including using its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign statues, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith and subject to Section 5.6(e), if any Action is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Laws, each of Parent and the Company shall vigorously contest and resist any such Action (through negotiation, litigation or otherwise), including any administrative or judicial action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent (each an “Order”), that is in effect and that prohibits, prevents, delays or restricts the consummation of the transactions contemplated by this Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal.

(e) Notwithstanding anything to the contrary in this Agreement, the Company shall not, without the written consent of Parent, offer or agree to divest, license, hold separate (including by trust or otherwise) or otherwise commit any of the Company, Parent or any of their respective Subsidiaries to take any action that limits any freedom of action with respect to their ability to retain or operate any of their businesses, services or assets (any such divestiture, license, hold separate or such other commitment to take action with respect to any businesses, services or assets is hereinafter referred to as an “Antitrust Restraint”). Notwithstanding anything to the contrary in this Agreement, except as expressly set forth in this Section 5.6(e), Parent shall not be required to agree to or effect any Antitrust Restraint with respect to any of Parent’s or the Company’s or their respective Subsidiaries’ businesses, services or assets. If necessary to avoid the commencement of any Action by any Governmental Authority challenging the transactions under this Agreement under the Antitrust Laws, or if already commenced, to avoid the entry of, or to effect the dissolution of, any Order that would prohibit, prevent or restrict the consummation of the transactions contemplated by this Agreement, then, subject to the penultimate sentence of this Section 5.6(e), Parent shall offer, negotiate and agree to, and shall effect, any Antitrust Restraint with respect to the Company’s businesses, services or assets, except that Parent shall not be required to agree to or effect any Antitrust Restraint with respect to any of the Company’s businesses, services or assets, other than, to the extent necessary to avoid the commencement of any such Action or to avoid the entry of, or to effect the dissolution of, any such Order, (i) an Antitrust Restraint with respect to businesses, services or assets of the Company in the United States that, in the aggregate, generated or were reasonably necessary to service no more than $1,250,000,000 of the Company’s revenues in calendar year 2014; and (ii) an Antitrust Restraint with respect to businesses, services or assets of the Company outside the United States that would not reasonably be expected to have a material adverse effect on the businesses of the Company outside the United States, taken as a whole. Notwithstanding the foregoing or anything contained in this Agreement to the contrary, Parent shall not be required to agree to or effect any Antitrust Restraint with respect to the Company or Parent unless such actions are conditioned upon the occurrence of the Closing or are effective on or after the Closing, and neither party shall be required to waive any of the conditions set forth in ARTICLE VI of this Agreement as they apply to such party. None of the actions taken or proposed to be taken pursuant to this Section 5.6(e) shall be deemed to result in a breach of the representations and warranties set forth in this Agreement or shall be considered for purposes of determining whether a Company Material Adverse Effect or a Parent Material Adverse Effect has occurred.

Section 5.7 Takeover Statutes. The Company and its Subsidiaries shall not take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any takeover statute. If any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.8 Public Announcements. The Company and Parent agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in a form agreed to by the parties and that the parties shall consult with each other before issuing any press release or making any public announcement with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public announcement without the prior consent of the other party (which shall not be unreasonably withheld, delayed or conditioned); provided, however, that a party may, without the prior consent of the other party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement to the extent required by applicable Law or the applicable rules of any stock exchange; provided, further, that in the event of a Company Change of Recommendation made in compliance with Section 5.3, the Company may make a public statement containing (i) such Company Change of Recommendation and (ii) a statement of the reasons of the Company Board for making such Company Change of Recommendation, and the right of consent set forth in this Section 5.8 shall not apply to information referenced under clauses (i) and (ii).

Section 5.9 Indemnification and Insurance.

(a) From and after the Effective Time, Parent shall cause (including, to the extent required, providing sufficient funding to enable the Surviving Company to satisfy all of its obligations under this Section 5.9(a)) the Surviving Company to indemnify, defend and hold harmless, and provide advancement of expenses to, the present and former officers and directors of the Company against all losses, claims, damages, costs, expenses, liabilities or judgments that are paid in settlement of or in connection with any Action based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of the Company prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) to the fullest extent provided or permitted under the Company Organizational Documents and any indemnification agreement entered into between the Company and such person (representative forms of which have been made available to Parent prior to the date of this Agreement), in each case as in effect as of the date of this Agreement, and under applicable Law.

(b) At or prior to the Closing, Parent shall purchase a “tail” directors’ and officers’ liability insurance policy for the Company’s present and former directors and officers who are covered prior to the Effective Time by the directors’ and officers’ liability insurance currently maintained by the Company with coverage for six years following the Effective Time, and with coverage and amounts and terms and conditions no less favorable to the covered persons than the existing policies of directors’ and officers’ liability insurance maintained by the Company. Parent shall maintain such policy in full force and effect, and continue to honor the obligations thereunder.

(c) Parent covenants and agrees from and after the Effective Time to provide to the directors and officers of the Company who become directors or officers of Parent, so long as they remain directors or officers of Parent, directors’ and officers’ liability insurance on the same basis and to the same extent as that, if any, provided to other directors or officers of Parent.

(d) If Parent, the Surviving Company or any of their respective successors or assigns (i) shall consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties or assets to any person, then, in each case, Parent, the Surviving Company or any of their respective successors and assigns, as applicable, shall take such action as may be necessary so that such person shall assume all of the applicable obligations set forth in this Section 5.9.

(e) The provisions of this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each present and former director and officer referred to in this Section 5.9 and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 5.10 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other party or any of the other party’s Subsidiaries or direct the other party’s and its Subsidiaries’ business or operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations and the operations of its Subsidiaries. Nothing in this Agreement, including any of the actions, rights or restrictions set forth herein, shall be interpreted in such a way as to place Parent or the Company in violation of any rule, regulation or policy of any Governmental Authority or applicable Law.

Section 5.11 Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.12 Treatment of Certain Indebtedness.

(a) The Company shall, and shall cause its Subsidiaries to, take all actions within its and its Subsidiaries’ control required to have furnished to Parent, no later than three (3) Business Days prior to the Closing Date, copies of payoff letter(s) with respect to the Company’s Existing Credit Agreement (each, a “Payoff Letter”) in customary form and substance from the administrative agents or similar agents under the Company’s Existing Credit Agreement, which

Payoff Letters shall (x) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties (if any), breakage costs or other amounts then due and payable, in each case, under the Existing Credit Agreement and the related loan documentation (the “Payoff Amount”), (y) state that all obligations (including guarantees) in respect thereof and Liens granted in connection therewith on the assets of the Company or any of its Subsidiaries or otherwise on the business of the Company shall be, substantially concurrently with the receipt of the Payoff Amount on the Closing Date by the applicable agent under the Existing Credit Agreement, released or arrangements reasonably satisfactory to Parent for such release shall have been made by such time, subject, as applicable, to the replacement (or cash collateralization or backstopping) of any then outstanding letters of credit or similar indebtedness and (z) authorize Parent or its designee to file any and all releases, discharges or terminations of liens with respect to any collateral securing such obligations from and after the Effective Time.

(b) The Company shall, at Parent’s written request, take all actions within the Company’s control necessary to cause (in all respects other than repayment or deposit of funds) (a) (i) the discharge of the indenture (the “2019 Notes Indenture”) governing the Company’s 9.75% Senior Secured Notes due 2019 (the “2019 Notes”), pursuant to Section 10.01 of the 2019 Notes Indenture to occur effective at the Effective Time, (ii) the redemption of the 2019 Notes pursuant to Section 3.05 of the 2019 Notes Indenture to occur at or following the Effective Time or (iii) the defeasance of the 2019 Notes pursuant to Section 8.03 of the 2019 Notes Indenture to occur effective at the Effective Time, and (b) the release of all Liens in connection therewith effective upon the receipt of the applicable repayment or deposit of funds. In the case of clause (a)(ii) of the immediately preceding sentence, Parent’s written request shall specify the requested date of the redemption notice and the requested redemption date, in each case in accordance with Article Three of the 2019 Notes Indenture. The Company will provide Parent with a reasonable opportunity to review and comment on drafts of the definitive documentation for such discharge, redemption or defeasance.

(c) Parent (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out of pocket costs (including reasonable attorneys’ fees and costs) incurred by the Company, any of its Subsidiaries or their respective Representatives in connection with the actions of the Company and its Subsidiaries and their respective Representatives contemplated by this Section 5.12, and (ii) acknowledges and agrees that the Company, its Subsidiaries or their respective Representatives shall not be required to incur any liability to any person prior to the Effective Time with respect to any actions of the Company and its Subsidiaries and their respective Representatives contemplated by this Section 5.12.

Section 5.13 Transaction Litigation. The Company shall give Parent the opportunity to participate in (but not control) the Company’s defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to this Agreement or the transactions contemplated by this Agreement, including the Merger. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar persons by any stockholder of the Company relating to this Agreement, the Merger, or any other transaction contemplated hereby without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 5.14 Nasdaq Listing. Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger and any other shares of Parent Common Stock to be reserved for issuance in connection with the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.

Section 5.15 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full title to all properties, assets, rights, approvals, immunities and franchises of either of the parties to the Merger, the officers of the Surviving Company shall be authorized to, in the name and on behalf of the Company, execute and deliver such deeds, bills of sale, assignment or assurances and take all such other action as may be necessary in connection therewith.

Section 5.16 Advice of Changes.

(a) The Company and Parent shall each promptly advise the other party of any fact, change, event or circumstance that has had or is reasonably likely to have a Material Adverse Effect on it or which it believes would or would be reasonably likely to give rise to a failure of a condition precedent set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c) (in the case of Parent or Merger Sub) or Section 6.3(a), Section 6.3(b) or Section 6.3(c) (in the case of the Company) to be satisfied; provided that any failure to give notice in accordance with the foregoing shall not constitute the failure of any condition set forth in Section 6.2 or Section 6.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 6.2 or Section 6.3 to be satisfied; provided further, that that the delivery of any notice pursuant to this Section 5.16 shall not limit or otherwise affect the remedies of the Company or Parent available hereunder and no information delivered pursuant to this Section 5.16 shall update any section of the Company Disclosure Schedule or the Parent Disclosure Schedule or shall affect the representations or warranties of the parties hereunder.

(b) The Company and Parent shall each promptly advise the other party of (i) any written notice or other written communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement to the extent that the party receiving such notice or communication believes there is a reasonable likelihood that the failure to obtain such consent would have a material impact on the timing of the consummation of the Merger or on the Company, the Surviving Company or Parent or (ii) upon receiving any written communication from any Governmental Authority or third party whose consent or approval is required for the satisfaction of one of the conditions to Closing set forth in ARTICLE VI that causes such party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed.

(c) The Company shall promptly notify Parent of (i) any notice, written threat, announcement or commencement of a material investigation by any Governmental Authority with respect to the Company or its Subsidiaries and (ii) any material unauthorized access, unauthorized acquisition, unauthorized disclosure or theft of any Personal Information collected, maintained, processed or transmitted by or on behalf of the Company of which the Company has knowledge.

(d) The Company shall promptly notify Parent of any written notice or other written communication received following the date hereof from any party to any Material Company Contract to the effect that such party has terminated or intends to terminate or otherwise materially adversely modify its relationship with any Company or Company Subsidiary as a result of the transactions contemplated by this Agreement.

(e) The Company shall promptly notify Parent if the aggregate fees and expenses of the Persons set forth in Section 5.16(e) of the Company Disclosure Schedule have exceeded or are reasonably expected to exceed the aggregate estimate set forth in Section 5.16(e) of the Company Disclosure Schedule. Such notice shall set forth a reasonably detailed itemization of such fees and expenses to the extent reasonably available, and from time to time following such notice, upon the reasonable request of Parent (but in no event more than twice in any calendar month), the Company shall provide to Parent as promptly as reasonably practicable after each such request a reasonably detailed itemization to the extent reasonably available of the then-current amount of such fees and expenses.

Section 5.17 Governance Matters.

(a) Parent shall take all actions as may be necessary, including securing resignations of existing members of the Parent Board, to cause: (i) the number of directors constituting the full Parent Board as of the Effective Time to be 13, (ii) the Parent Board, as of the Effective Time, to be composed of (A) the directors of Parent as of immediately prior to the Effective Time and (B) the two individuals selected by the Parent Board from the members of the Company Board listed in Section 5.17(a) of the Company Disclosure Schedule; provided that, (i) Parent shall select the two individuals no earlier than five Business Days prior to the Effective Time and (ii) if for any reason any such individual selected by the Parent Board from the individuals listed in Section 5.17(a) of the Company Disclosure Schedule is no longer a member of the Company Board as of immediately prior to the Closing or is otherwise unable to serve on the Parent Board, Parent will select another individual to serve on the Parent Board from among the remaining individuals listed in Section 5.17(a) of the Company Disclosure Schedule.

(b) The Chief Executive Officer of Parent as of the Effective Time shall be Ronald L. Sargent; provided that, if for any reason such individual is no longer the Chief Executive Officer of Parent, than the Chief Executive Officer of Parent as of immediately prior to the Effective Time shall be the Chief Executive Officer of Parent as of the Effective Time.

(c) At the Closing, to the extent requested by Parent, the Company shall deliver to Parent evidence reasonably satisfactory to Parent of the resignation of any or all the directors of the Company and any Subsidiary of the Company, effective at the Effective Time.

Section 5.18 Financing and Financing Cooperation.

(a) Parent shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, advisable or proper to obtain the proceeds of the Financing on or prior to the Closing Date on the terms and conditions described in the Commitment Letter (including the exercise of any “market flex” provisions in the related fee letters), including using reasonable best efforts to: (i) maintain in full force and effect the Commitment Letter and comply with its obligations and conditions thereunder (provided that the Commitment Letter may be amended, supplemented, modified and replaced as set forth below); (ii) satisfy on a timely basis (or obtain the waiver of and taking into account the expected timing of the Closing) and in a manner that will not impede the ability of the parties to consummate the Merger in advance of the End Date all conditions and covenants applicable to Parent and Merger Sub to the funding of the Financing (including the Financing Conditions) set forth in the Commitment Letter and any definitive agreements executed in connection therewith within Parent’s and Merger Sub’s control to satisfy, (iii) negotiate and enter into, on or prior to the Closing Date, definitive agreements with respect to the Financing (and promptly upon execution thereof provide executed copies of such definitive agreements to the Company) on the terms and conditions (including, if necessary, the exercise of “market flex” provisions in the related fee letters) that are not materially less favorable to Parent and Merger Sub than the terms and conditions (including, if necessary, the exercise of “market flex” provisions in the related fee letters) contemplated by the Commitment Letter and (iv) consummate the Financing at or prior to the Closing. In the event that all Financing Conditions have been or, upon funding of the Financing will be, satisfied, Parent and Merger Sub shall use their reasonable best efforts to cause the Financing Sources, lenders and the other persons providing or committing to provide the Financing to comply with their obligations under the Commitment Letter and definitive financing agreements and to fund on or before the Closing Date the Financing required to consummate the Merger and the other transactions contemplated by this Agreement. Parent shall keep the Company informed on a regular basis and in reasonable detail of the status of its efforts to arrange the Financing and to satisfy the conditions thereof, including advising and updating the Company, in a reasonable level of detail, with respect to any material developments concerning the status of the Financing and the proposed funding date thereunder.

(b) Subject to Section 5.18(d), prior to the Closing, Parent shall not, and shall not permit Merger Sub to, agree to, permit or consent to any termination, amendment, replacement, supplement or other modification of, or waive any of its rights under, the Commitment Letter or the definitive agreements relating to the Financing without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided that Parent and Merger Sub may, without the Company’s prior written consent, (i) enter into any amendment, replacement, supplement or other modification to or waiver of any provision of the Commitment Letter or the definitive agreements relating to the Financing, if such amendment, replacement, supplement or other modification or waiver (A) does not reduce the aggregate cash amount of proceeds of the Financing, (B) does not change the timing of the funding of the Financing thereunder and would not reasonably be expected to prevent, delay or impede the consummation of all or a portion of the Financing or the Merger, (C) does not adversely change or impose new or additional conditions or otherwise expand or adversely amend any of the Financing Conditions from those set forth in the Commitment Letter on the date of this Agreement and (D) does not otherwise make the timely funding of the Financing or the satisfaction of the conditions to obtaining the Financing less likely to occur

(clauses (A), (B), (C) and (D), collectively, the “Prohibited Commitment Letter Amendments”); and (ii) amend, replace (subject to Section 5.18(d)) supplement or otherwise modify the Commitment Letter to add lenders, lead arrangers, book runners, syndication agents or similar entities who had not executed the Commitment Letter as of the date of this Agreement (but not make any other changes), but only if the addition of such additional parties, individually or in the aggregate, would not result in the occurrence of a Prohibited Commitment Letter Amendment. Subject to Section 5.18(d), Parent and Merger Sub shall not permit or consent to any waiver of any remedy under the Commitment Letter or to any early termination of the Commitment Letter. Upon any such amendment, replacement, supplement or modification, the term “Commitment Letter” shall mean the Commitment Letter as so amended, replaced, supplemented or modified. Parent shall promptly deliver to the Company copies of any such amendment, replacement, supplement or other modification or waiver of the Commitment Letter.

(c) Parent shall promptly (and, in any event, within three (3) Business Days) notify the Company in writing (i) of its knowledge of any breach or default by any party to the Commitment Letter or any definitive financing agreement entered into in connection with the Financing, if such breach or default would reasonably be expected to affect the timely availability of, or the amount of, the Financing and (ii) of the receipt by any of Parent or Merger Sub or any of their respective Affiliates or Representatives of any written notice from any Financing Source, lender or any other person with respect to any (A) actual, threatened or alleged breach, default, termination or repudiation by any party to the Commitment Letter or any definitive financing agreement entered into in connection with the Financing or any provision of the Financing contemplated pursuant to the Commitment Letter or any definitive financing agreement entered into in connection with the Financing (including any proposal by any Financing Source, lender or other person to withdraw, terminate or make a material change in the terms of (including the amount of Financing contemplated by) the Commitment Letter that would reasonably be expected to affect the timely availability of, or the amount of, such Financing) or (B) material dispute or disagreement between or among any parties to the Commitment Letter or any definitive financing agreement entered into in connection with the Financing, if such dispute or disagreement would reasonably be expected to affect the timely availability of, or amount of, the Financing. As soon as reasonably practicable, but in any event within two (2) Business Days after the Company delivers to Parent a written request, Parent shall provide any information reasonably requested by the Company relating to any of the circumstances referred to in this 5.18(c).

(d) Parent shall have the right to substitute the proceeds of consummated offerings or other incurrences of debt (including notes) for all or any portion of the Financing by reducing commitments under the Commitment Letter. Further, Parent shall have the right to substitute commitments in respect of other financing for all or any portion of the Financing from the same and/or alternative bona fide third-party financing sources (which will be in an amount sufficient to pay, when added to the other resources of Parent and other financing arrangements, for the making of all required payments in connection with the Merger, including payment of the Cash Consideration, the payment of any debt required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger (including all Indebtedness of the Company and its Subsidiaries required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged in connection with the Merger, including premiums and fees incurred in connection therewith) and all other amounts to be paid pursuant to this Agreement and associated costs and expenses of the Merger and the other transactions contemplated by this Agreement, including the Financing, on the Closing Date) so long as all conditions precedent to funding of such financing are in the aggregate, in respect of certainty of funding, equivalent to (or more favorable to the Company than) the conditions precedent set forth in the Commitment Letter, to replace the Financing contemplated by such expired, replaced, terminated or unavailable commitments or agreements (“Alternative Financing”). If, notwithstanding the use of reasonable best efforts by Parent to satisfy its obligations under this Section 5.18(d), any of the Financing or the Commitment Letter (or any definitive financing agreement relating thereto) expire or are terminated or otherwise become unavailable prior to the Closing, in whole or in part, for any reason, Parent will (i) promptly notify the Company of such expiration, termination or unavailability and (ii) use its reasonable best efforts promptly to arrange for alternative financing from other sources so long as such alternative financing would constitute an Alternative Financing. True, complete and accurate copies of each commitment letter and other agreement relating to the Alternative Financing (the “Alternative Commitment Letter”) will be promptly provided to the Company. If applicable, references in this Agreement to “Financing” will include “Alternative Financing,” any reference to “Commitment Letter” will include the “Alternative Commitment Letter” and any reference to definitive financing agreements related to the Financing will include the definitive financing agreements related to the Alternative Financing.

(e) Prior to the Closing, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, use their reasonable best efforts to provide on a timely basis all cooperation reasonably requested by Parent that is necessary, proper or advisable in connection with any financing by Parent or any of its Affiliates in connection with the Merger, including (i) facilitating the delivery by the Company’s independent auditors of consents to use their audit reports in accordance with normal customary practice in any marketing or offering materials to be used in connection with the Financing contemplated by the Commitment Letter; (ii) furnishing to Parent and, if requested in writing by Parent, authorizing Parent to use in marketing materials in connection with the Financing (A) the historical consolidated financial statements of the Company identified in paragraph 2 of Exhibit D of the Commitment Letter as of the date hereof, (B) such financial information related to the Company and its Subsidiaries as is reasonably required by Parent for Parent to produce the pro forma financial statements identified in paragraph 3 of Exhibit D of the Commitment Letter as of the date hereof and specified in writing by Parent to the Company and (C) such other customary financial data or other pertinent information regarding the Company and its Subsidiaries as may be reasonably requested by Parent and as may be necessary, proper or advisable to consummate the Financing, provided that the Company and its Subsidiaries shall have no obligation to prepare or provide any projections or information in connection with the potential purchase price accounting treatment of the Merger; (iii) updating information provided in writing by Parent describing the Company or its Subsidiaries to be used in marketing or offering materials prepared in accordance with normal customary practice in connection with the Financing contemplated by the Commitment Letter such that, after giving effect to such updates, such information, when taken as a whole along with the Company SEC Documents filed by the Company since January 1, 2014 through such date, does not contain as of the time provided any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made; (iv) facilitating the pledging of collateral and executing and delivering definitive documentation with respect to the Financing contemplated by the Commitment Letter, including taking all actions reasonably necessary to establish bank and other accounts and blocked account agreements in connection with the foregoing and executing and delivering security documents and agreements required by the Commitment Letter for the purpose of creating the liens securing the Financing contemplated by the Commitment Letter and to deliver original stock certificates, if any, together with customary stock powers executed in blank, with respect to the Company and each of its Subsidiaries that are required by the Commitment Letter to be delivered in order to perfect the security interests of the lenders in such collateral; provided that any such pledges, execution and deliveries shall become effective only at, or as of, the Effective Time; (v) cooperating with the marketing efforts (including assistance in preparing one or more confidential information memoranda) for any portion of the Financing, including using commercially reasonable efforts to assist the Financing Sources in benefitting from the existing lending relationships of the Company and its Subsidiaries; (vi) permitting the reasonable use by Parent of the Company’s and its Subsidiaries’ logos for syndication and underwriting, as applicable, of the Financing, provided, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and its or their marks; (vii) causing the Company’s and its Subsidiaries’ senior officers to participate, but only together with the senior officers of Parent and its Subsidiaries, requested in advance and at a time and place reasonably acceptable to such senior officers of the Company and its Subsidiaries, in a reasonable number of bank presentation meetings and due diligence sessions with prospective lenders, in each case, in connection with the Financing contemplated by the Commitment Letter; (viii) subject to Section 5.2, taking all actions reasonably requested by Parent and necessary to permit the prospective lenders involved in the Financing to evaluate the Company’s and its Subsidiaries’ inventory, current assets and cash management systems for the purpose of establishing collateral arrangements (including sufficient access to allow the Financing Sources to complete field exams and conducting the commercial finance examination and inventory appraisals contemplated by the Commitment Letter within the time frame described therein), (ix) assisting Parent in preparing customary rating agency presentations in connection with the Financing contemplated by the Commitment Letter; and (x) as long as such information is reasonably requested by Parent in writing at least ten Business Days prior to the Closing Date, providing to Parent, within three Business Days prior to the Closing Date, all documentation and other information with respect to the Company that is required in connection with the Financing contemplated by the Commitment Letter by United States regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act of 2001, as amended and that are required by paragraph 8 of Exhibit D of the Commitment Letter as of the date hereof; provided, that notwithstanding the foregoing, (A) such requested cooperation shall not unreasonably interfere with the business or the ongoing operations of the Company and the Company’s Subsidiaries, (B) nothing in this Section 5.18(e) shall require cooperation to the extent that it would (x) cause any condition to the Closing set forth in Section 6.1 or Section 6.3 to not be satisfied or otherwise cause any breach of this Agreement or (y) reasonably be expected to conflict with or violate the Company’s or any of the Company’s Subsidiaries’ organizational documents or any applicable Law, (C) neither the Company nor any of the Company’s Subsidiaries shall be required to pay any commitment or other similar fee or incur or assume any other liability or obligation in connection with the

Financing that is not contingent upon the Closing, (D) none of the directors or managers of the Company or any of its Subsidiaries, acting in such capacity, shall be required to execute, deliver or enter into or perform any agreement, certificate, document or instrument with respect to the Financing or adopt any resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained, and (E) none of the Company’s or its Subsidiaries’ officers or employees shall be required to execute, deliver or enter into, or perform any agreement, document or instrument with respect to the Financing that is not contingent upon the Closing or that would be effective prior to the Effective Time.

(f) Parent shall, promptly upon request, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries or any of its Representatives in connection with fulfilling its obligations pursuant to Section 5.18(e). Parent shall indemnify and hold harmless the Company and its Subsidiaries (and their respective Representatives) from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of any such Financing and any information used in connection therewith (other than to the extent related to information provided by the Company, its Subsidiaries or their respective Representatives).

(g) Parent affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that it or Merger Sub obtain financing for, or related to, any of the transactions contemplated by this Agreement.

Section 5.19 Obligations of Merger Sub. Parent shall cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

Section 5.20 Non-Solicitation. From and after the date of this Agreement until the earlier to occur of (i) March 31, 2016 and (ii) the Effective Time, none of the parties hereto shall, or permit any of its Affiliates to, directly or indirectly, solicit (or cause or seek to cause, or otherwise induce or attempt to induce, to leave the employ of the Company or any of its Subsidiaries): (A) any employee of the other parties hereto or any of their respective Subsidiaries who is at or above the level of Vice President, or (B) any other employee of the other parties hereto or any of their respective Affiliates with whom such party or its Representatives has had significant contact during the process contemplated by this Agreement (including prior to the date of this Agreement); provided, however, that the foregoing provision will not apply to generalized searches for employees through newspapers, trade, internet or other advertisements, job fairs, and the like that are not targeted at employees of the other party and neither party shall be prohibited from hiring any of the other party’s employees who independently contact such party (including in response to a general advertisement). The provisions set forth in the last sentence of Section 7 of the Confidentiality Agreement shall hereby be terminated.

ARTICLE VI.

CONDITIONS TO THE MERGER

Section 6.1 Conditions to the Obligations of Each Party. The obligations of each of the parties to consummate the Merger shall be subject to the satisfaction (or waiver by the Company and Parent, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Company Stockholder Approval shall have been obtained in accordance with the Company Organizational Documents and applicable Law.

(b) (i) Any waiting period (and any extension thereof) applicable to the transactions contemplated by this Agreement shall have been terminated or shall have expired, and any approvals, consents or clearances required in connection with the transactions contemplated by this Agreement shall have been obtained, in each case, under or in relation to the HSR Act, Council Regulation (EC) No 139/2004 of 20 January 2004 of the European Commission (and/or, to the extent applicable, the applicable Antitrust Laws of any Member State of the European Union or of the European Economic Area), the Chinese Anti-Monopoly Law (AML) and the Laws set forth in Section 6.1(b) of the Company Disclosure Schedule, (ii) either (A) the Commissioner of Competition appointed under the Canadian Competition Act or a person authorized by him (the “Commissioner”) shall have issued an advance ruling certificate under section 102 of the Canadian Competition Act with respect to the transactions contemplated by this Agreement, or (B) any applicable waiting period under Part IX of the Canadian Competition Act with respect to the transactions contemplated by this Agreement shall have expired or been waived or terminated by the Commissioner and the Commissioner shall have advised Parent in writing that the Commissioner does not, at that time, intend to make an application under section 92 of the Canadian Competition Act with respect to the transactions contemplated by this Agreement; provided, however, the requirement that the Commissioner shall have advised Parent in writing that the Commissioner does not intend to make an application under section 92 of the Canadian Competition Act with respect to the transactions contemplated by this Agreement shall be deemed satisfied if all other conditions to Closing set forth in this Section 6.1(b) have been satisfied or waived and (iii) any agreement entered into with a Governmental Authority under any Antitrust Laws, which agreement provides that the parties will not consummate the transactions contemplated by this Agreement, shall have expired or been terminated.

(c) No outstanding judgment, injunction, order or decree of a competent Governmental Authority shall have been entered and shall continue to be in effect, and no Law shall have been adopted or be effective, in each case that prohibits, enjoins or makes illegal the consummation of the transactions contemplated by this Agreement.

(d) The SEC shall have declared the Registration Statement effective under the Securities Act, no stop order or similar restraining order by the SEC suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before the SEC.

(e) The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

Section 6.2 Conditions to Obligation of the Company to Effect the Merger. The obligations of the Company to consummate the Merger shall be further subject to the satisfaction (or waiver by the Company, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of Parent set forth in ARTICLE IV (other than Section 4.1, Section 4.3, Section 4.4(a), Section 4.5(a) and Section 4.6) shall be true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, except for such failures to be true and correct as would not reasonably be expected to have, in the aggregate, a Material Adverse Effect on Parent, (ii) the representations and warranties set forth in Section 4.4(a) shall be true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, except for any de minimis inaccuracies or issuances permitted pursuant to this Agreement, (iii) the representations and warranties set forth in Section 4.1, Section 4.3 and Section 4.5(a) shall be true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) in all material respects at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, other than with respect to any issuances permitted pursuant to this Agreement and (iv) the representation set forth in Section 4.6 shall be true and correct at and as of the Closing as if made at and as of such time; provided, however, that with respect to clauses (i), (ii), (iii) and (iv) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii), (iii) or (iv) above, as applicable) only as of such date or period; provided further, however, that with respect to clauses (i), (iii) and (iv) above, such conditions shall not apply to any failure to be true and correct arising from or relating to Parent (A) taking or agreeing to take any action in compliance with Section 5.6(e), (B) failing to receive any waivers, consents, licenses, permits, authorizations, orders or approvals under any Antitrust Law or (C) being subject to any Action (or threatened Action) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law (each of the foregoing in subclauses (A), (B) and (C) above, an “Excluded Parent Event”).

(b) Each of Parent and Merger Sub shall have performed in all material respects the obligations and agreements in this Agreement and shall have complied in all material respects with the covenants to be performed and complied with by it under this Agreement at or prior to the Closing.

(c) Since the date of this Agreement, there shall not have occurred any Events (other than Excluded Parent Events) that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on Parent.

(d) Parent shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by the Chief Executive Officer and the Chief Financial Officer of Parent to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligations of Parent and Merger Sub to consummate the Merger shall be further subject to the satisfaction (or waiver by Parent, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of the Company set forth in ARTICLE III (other than Section 3.1, Section 3.3, Section 3.4(a), Section 3.5(a), Section 3.6, Section 3.14 and Section 3.23) shall be true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, except for such failures to be true and correct as would not reasonably be expected to have, in the aggregate, a Material Adverse Effect on the Company, (ii) the representations and warranties set forth in Section 3.4(a) shall be true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, except for any de minimis inaccuracies or issuances permitted pursuant to this Agreement (iii) the representations and warranties set forth in Section 3.1, Section 3.3, Section 3.5(a), Section 3.14 and Section 3.23 shall be true and correct (without regard to “materiality,” Material Adverse Effect and similar qualifiers contained in such representations and warranties) in all material respects at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, other than with respect to any issuances permitted pursuant to this Agreement and (iv) the representation set forth in Section 3.6 shall be true and correct at and as of the Closing as if made at and as of such time; provided, however, that with respect to clauses (i), (ii), (iii) and (iv) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii), (iii) or (iv) above, as applicable) only as of such date or period; provided further, however, that with respect to clauses (i), (iii) and (iv) above, such conditions shall not apply to any failure to be true and correct arising from or relating to the Company (A) failing to receive any waivers, consents, licenses, permits, authorizations, orders or approvals under any Antitrust Law or (B) being subject to any Action (or threatened Action) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law (each of the foregoing in subclauses (A) and (B) above, an “Excluded Company Event”).

(b) The Company shall have performed in all material respects the obligations and agreements in this Agreement (other than the obligations set forth in Section 5.12(a) and Section 5.12(b)) and shall have complied in all material respects with the covenants to be performed and complied with by it under this Agreement (other than the covenants set forth in Section 5.12(a) and Section 5.12(b)) at or prior to the Closing. The Company shall have performed in all respects the obligations and agreements set forth in Section 5.12(a) and Section 5.12(b) and shall have complied in all respects with the covenants to be performed and complied with by it under Section 5.12(a) and Section 5.12(b) at or prior to the Closing.

(c) Since the date of this Agreement, there shall not have occurred any Events (other than Excluded Company Events) that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect on the Company.

(d) The Company shall have furnished Parent with a certificate dated the Closing Date signed on its behalf by the Chief Executive Officer and the Chief Financial Officer of the Company to the effect that the conditions set forth in Sections Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

ARTICLE VII.

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the Merger by the stockholders of the Company:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent if there shall be any Law that makes consummation of the Merger illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent Governmental Authority enjoining the Company or Parent from consummating the Merger shall have been entered and such judgment, injunction, order or decree shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall have used its reasonable best efforts to render inapplicable such Law or regulation or remove such judgment, injunction, order or decree as required by Section 5.6;

(c) by either the Company or Parent if the Merger shall not have been consummated on or before 5:00 p.m. (Boston time) on November 4, 2015 (the “Initial End Date”); provided, however, that if on such date any of the conditions to Closing set forth in Section 6.1(b) or Section 6.1(c) shall not have been satisfied or duly waived by the party or parties entitled to the benefit of such condition but all other conditions to Closing set forth in ARTICLE VI shall have been satisfied (other than those conditions that by their nature cannot be satisfied until the Closing Date, but which would be capable of being satisfied if the Closing Date occurred on the Initial End Date) or waived, then the Initial End Date shall be automatically extended without further action of the parties to 5:00 p.m. (Boston time) on February 4, 2016; provided, further, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose material breach of any covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before the End Date. As used in this Agreement, the term “End Date” shall mean the Initial End Date, unless the Initial End Date has been extended pursuant to the foregoing proviso, in which case, the term “End Date” shall mean the date to which the Initial End Date has been so extended;

(d) by Parent prior to obtaining the Company Stockholder Approval (i) at any time following a Company Change of Recommendation or (ii) if after the date hereof a Company

Acquisition Proposal was publicly announced or disclosed (or any person shall have publicly announced an intention (whether or not conditional) to make such Company Acquisition Proposal) and the Company Board fails to affirm the Company Board Recommendation within ten Business Days after receipt of a written request from Parent to do so;

(e) by the Company, at any time prior to obtaining the Company Stockholder Approval, in order to enter into a definitive written agreement with respect to a Company Superior Proposal (except that, for purposes of this Section 7.1(e), reference in the definition of “Company Superior Proposal” to 50% shall be replaced by 66 2/3%) it received, provided that the Company has complied in all material respects with its obligations under Section 5.3 and, in connection with the termination of this Agreement, the Company pays to Parent in immediately available funds the Termination Fee required to be paid by Section 7.2(c);

(f) by Parent or the Company if at the Company Stockholders’ Meeting duly convened therefor (unless the Company Stockholders’ Meeting has been adjourned or postponed in accordance with Section 5.4(b), in which case at such adjournment or postponement thereof) the Company Stockholder Approval shall not have been obtained;

(g) by Parent or the Company if there shall have been a breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any Event shall have occurred, which breach or Event would result in the failure of one or more of the conditions set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c) (in the case of a breach by, or Event with respect to, Parent) or Section 6.3(a), Section 6.3(b) or Section 6.3(c) (in the case of a breach by, or Event with respect to, the Company) to be satisfied on or prior to the End Date, and such breach or Event shall not be capable of being cured or shall not have been cured by the earlier of (i) the End Date and (ii) 30 Business Days after detailed written notice thereof shall have been received by the party alleged to be in breach or with respect to which an Event is alleged to have occurred.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f) or (g) of this Section 7.1 will give written notice of such termination to the other parties in accordance with Section 8.7, specifying the provision of this Agreement pursuant to which such termination is effected.

Section 7.2 Effect of Termination.

(a) In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement, except for the provisions of Section 5.2(e), Section 5.18(f), Section 5.20, Section 7.2 and ARTICLE VIII, shall terminate and become void and have no effect, without any liability on the part of any party or its directors, officers or stockholders with respect thereto. Notwithstanding the foregoing, nothing in this Section 7.2 shall relieve any party to this Agreement of liability for fraud or any willful or intentional breach of any covenant or agreement set forth in this Agreement and, if it shall be judicially determined that termination of this Agreement was caused by such willful or intentional breach, then, in addition to other remedies at law or equity for such willful or intentional breach, the party so found to have so willfully or intentionally breached this Agreement shall indemnify, hold harmless and reimburse the other parties for their respective reasonable out-of-pocket costs, fees and expenses of their counsel, accountants, financial advisors and other experts and advisors as well as fees and expenses incident to negotiation, preparation and execution of this Agreement and related documentation and stockholders’ meetings and consents (collectively, “Costs”), provided, however, that, upon payment by Parent of the Regulatory Fee in full or by the Company of the Termination Fee in full, such party shall no longer be required to indemnify and hold harmless the other parties for their respective Costs pursuant to this Section 7.2(a). No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement and the Clean Team Agreement, all of which obligations shall survive termination of this Agreement in accordance with their respective terms.

(b) If this Agreement is terminated by Parent pursuant to Section 7.1(d) (or is terminated by the Company or Parent pursuant to Section 7.1(f) at a time when this Agreement was terminable pursuant to Section 7.1(d)), then the Company will, within three Business Days following any such termination, pay to Parent or its designee in cash by wire transfer in immediately available funds to an account designated by Parent a termination fee in an amount equal to $185,000,000 (the “Termination Fee”).

(c) If this Agreement is terminated by the Company pursuant to Section 7.1(e), then the Company shall, concurrently with such termination, pay to Parent or its designee in cash by wire transfer in immediately available funds to an account designated by Parent the Termination Fee.

(d) If this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(c) (other than in circumstances in which Parent is required to pay the Regulatory Fee pursuant to Section 7.2(e) upon such termination) or Section 7.1(f), and (A) (x) in the case of a termination pursuant to Section 7.1(c), prior to the termination of this Agreement and (y) in the case of a termination pursuant to Section 7.1(f), after the date of this Agreement but prior to the Company Stockholders’ Meeting (or, if adjourned or postponed in accordance with Section 5.4(b), prior the final adjournment or postponement thereof) at which the Company Stockholder Approval was not obtained, a Company Acquisition Proposal was publicly announced or disclosed (or any person shall have publicly announced an intention to make such Company Acquisition Proposal) and (B) within 12 months after the date of such termination, the Company enters into a letter of intent, agreement in principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination, then the Company will, prior to the earlier of the consummation of a Business Combination or execution of a definitive agreement with respect thereto, pay to Parent or its designee in cash by wire transfer in immediately available funds to an account designated by Parent the Termination Fee.

(e) If this Agreement is terminated (i) by the Company or Parent pursuant to Section 7.1(b) due to actions arising under Antitrust Law; (ii) by the Company pursuant to Section 7.1(g) due to a material breach by Parent of Section 5.6, which breach results in the conditions set forth in either Section 6.1(b) or Section 6.1(c) (but only, in the case of Section 6.1(c), if the failure to meet such condition is a result of any Antitrust Law) being incapable of being satisfied; or (iii) by the Company or Parent pursuant to Section 7.1(c) (in the case of termination by Parent, only under circumstances in which the Company has a concurrent right to terminate pursuant to Section 7.1(c)) and as of the End Date, (A) one or more of the conditions set forth in Section 6.1(b) and Section 6.1(c) has not been satisfied (but only, in the case of Section 6.1(c), if the failure to meet such condition is a result of any Antitrust Law) and (B) all of the other conditions set forth in ARTICLE VI have been satisfied (other than any such conditions which by their nature cannot be satisfied until the Closing Date but subject to such conditions being capable of being satisfied if the Closing Date were the date of termination), then Parent will, within three Business Days following any such termination, pay to the Company or its designee in cash by wire transfer in immediately available funds to an account designated by the Company a termination fee in an amount equal to $250,000,000 (the “Regulatory Fee”).

(f) For the purposes of this Section 7.2, “Business Combination” means (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving the Company as a result of which the Company Stockholders prior to such transaction in the aggregate cease to own more than 50% of the voting securities of the entity surviving or resulting from such transaction (or the ultimate entity thereof), (ii) any purchase of an equity interest (including by means of a tender or exchange offer) representing an amount equal to or greater than a 50% voting or economic interest in the Company or (iii) any purchase of assets, securities or ownership interests representing an amount equal to or greater than 50% of the consolidated assets (including stock of the Subsidiaries of the Company), consolidated net revenues or earnings before interest, Taxes, depreciation and amortization of the Company and its Subsidiaries, taken as a whole.

(g) The parties acknowledge and agree that in no event shall a party be required to pay the Termination Fee or Regulatory Fee on more than one occasion or in combination with one another. In the event the Termination Fee or Regulatory Fee is paid to a party in accordance with this Section 7.2, except in the case of fraud by the other party such payment shall be the sole and exclusive remedy of such party and its Subsidiaries, stockholders and Representatives against the other party or any of its Subsidiaries, stockholders and Representatives with respect to the termination, event or breach giving rise to that payment.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

Section 8.2 Expenses. Except as otherwise provided in this Agreement (including in Section 7.2), whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses; provided, however, that Parent and the Company shall each pay one-half of all filing fees required under the HSR Act.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Specific Enforcement.

(a) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that each of the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) without regard to any bonding requirement under any applicable Law (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative, except, in each case, as may be limited by Section 7.2). The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

(b) NOTWITHSTANDING THE FOREGOING, WITH RESPECT TO ANY CLAIM, SUIT, ACTION OR PROCEEDING OF ANY KIND OR DESCRIPTION, WHETHER IN LAW OR IN EQUITY, WHETHER IN CONTRACT OR IN TORT OR OTHERWISE, INVOLVING ANY FINANCING SOURCES UNDER THE FINANCING OR ANY AFFILIATE THEREOF ARISING OUT OF OR RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE FINANCING, ANY ALTERNATIVE FINANCING, THE COMMITMENT LETTER, THE COMMITMENT LETTERS IN RESPECT OF ANY ALTERNATIVE FINANCING OR THE PERFORMANCE OF SERVICES THEREUNDER, THE PARTIES HERETO AGREE THAT (I) SUCH CLAIMS, SUITS, ACTIONS OR PROCEEDINGS SHALL BE SUBJECT TO THE EXCLUSIVE JURISDICTION OF THE STATE OR FEDERAL COURTS LOCATED IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK OR ANY NEW YORK STATE COURT SITTING IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN, AND (II) THEY SHALL NOT BRING, OR PERMIT ANY OF THEIR AFFILIATES OR ANY COMPANY RELATED PARTY TO BRING, ANY SUCH CLAIM, SUIT, ACTION OR PROCEEDING IN ANY OTHER COURT.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY DISPUTE ARISING OUT OF OR RELATING TO THE FINANCING OR ANY ALTERNATIVE FINANCING, THE COMMITMENT LETTER, ANY COMMITMENT LETTERS IN RESPECT OF ANY ALTERNATIVE FINANCING OR THE PERFORMANCE THEREOF).

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the party to be notified; (b) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (i) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 8.7; or (c) when delivered by a courier (with confirmation of delivery); in each case to the party to be notified at the following address:

To Parent or Merger Sub:	Staples, Inc.
500 Staples Drive
P.O. Box 9271
Framingham, MA 01701-9271
	Attention:	Michael T. Williams, EVP & General Counsel
	Facsimile:	508-382-4707
Email: LegalGeneralMail@staples.com
with a copy to: Attention: Chief Financial Officer

with copies (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
	Facsimile:	(617) 526-6000
	Attention:	Mark G. Borden
Jay E. Bothwick
	Email:	Mark.Borden@wilmerhale.com
Jay.Bothwick@wilmerhale.com

To the Company:	Office Depot, Inc.
6600 Military Trail
Boca Raton, Florida 33496
	Attention:	Elisa D. Garcia C., Executive Vice
President & Chief Legal Officer
	Facsimile:	(561) 438-1629
	Email:	elisa.garcia@officedepot.com

with copies (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
	Facsimile:	(212) 455 2502
	Attention:	Mario Ponce
	Email:	mponce@stblaw.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this Section 8.7; provided, however, that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that each of Merger Sub and Parent may, without the prior written consent of the Company, assign any of their rights hereunder to a wholly owned direct or indirect Subsidiary of Parent after providing written notice thereof to the Company at least one Business Day prior to such assignment, but no such assignment shall relieve Parent or Merger Sub of any of its obligations hereunder. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto, the Confidentiality Agreement (other than the provisions of Section 9 of the Confidentiality Agreement, which is hereby deleted in its entirety) and the Clean Team Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Non-Recourse to Financing Sources. Notwithstanding anything to the contrary contained herein, none of the Company, any of its Affiliates or any of their respective stockholders, partners, members, officers, directors, employees, controlling persons, agents and representatives (each, a “Company Related Party”) (other than Parent and Merger Sub) shall have any rights or claims against any Financing Source in connection with this Agreement, the Financing, any Alternative Financing or the transactions contemplated hereby or thereby, and no Financing Source shall have any rights or claims against any Company Related Party (other than Parent and Merger Sub) in connection with this Agreement, the Financing, any Alternative Financing or the transactions contemplated hereby or thereby, whether at law or equity, in contract, in tort or otherwise; provided that, following consummation of the Merger, the foregoing will not limit the rights of the parties to the Financing under any commitment letter related thereto. No Financing Source shall be subject to any special, consequential, punitive or indirect damages or damages of a tortuous nature.

Section 8.12 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub; provided, however, that after receipt of the Company Stockholder Approval, no amendment, modification or supplement of this Agreement shall be made unless, to the extent required by applicable Law, approved by the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding anything to the contrary contained herein, Section 8.5(b), Section 8.6, Section 8.11, the last sentence of Section 8.14 and this last sentence of Section 8.12 (and any other provision of this Agreement to the extent an amendment, supplement or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented or otherwise modified in any manner to the extent such amendment, supplement or other modification is adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.

Section 8.13 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.14 No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, (i) each current or former director or officer of the Company and its Subsidiaries shall be an express third party beneficiary of and shall be entitled to rely upon Section 5.9 and this Section 8.14 and (ii) each Financing Source shall be an express third party beneficiary of and shall be entitled to rely upon Section 8.5(b), Section 8.6, Section 8.11, the last sentence of Section 8.12 and this sentence of Section 8.14, and in each case each such person may enforce such provisions.

Section 8.15 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if”. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing and executed and delivered to the other parties by a person duly authorized by such party to do so.

Section 8.16 Definitions.

(a) General Definitions. References in this Agreement to “Subsidiaries” of any party means any corporation, partnership, association, trust or other form of legal entity of which (i) 50% or more of the voting power of the outstanding voting securities are directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner. References in this Agreement (except as specifically otherwise defined) to “Affiliates” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Authority, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.16(a) of the Parent Disclosure Schedule and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.16(a) of the Company Disclosure Schedule.

(b) Certain Specified Definitions. As used in this Agreement:

(i) “2014 PSU”, means any performance share awards with a performance period beginning on December 29, 2013 and ending on December 31, 2016.

(ii) “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks in New York, New York are authorized or required by Law to close.

(iii) “Clean Team Agreement” means the Clean Room Agreement, dated as of January 23, 2015, between Parent and the Company.

(iv) “Code” means the Internal Revenue Code of 1986, as amended.

(v) “Company 2015 Award” means any restricted stock, restricted stock unit or performance share unit with respect to Company Common Stock, in each case granted by the Company on or after the date of this Agreement under a Company Stock Plan in accordance with Section 5.1(b)(D), other than equity-based grants to non-employee directors.

(vi) “Company Stock Awards” means the Company Options, the Company Restricted Stock Awards, the Company Stock Unit Awards.

(vii) “Company Stock Plans” means the Company 2007 Long-Term Incentive Plan, effective April 25, 2007, as amended, 2003 OfficeMax Incentive and Performance Plan, amended and restated effective as of April 29, 2013, as amended, 2003 OfficeMax Incentive and Performance Plan, as amended and restated effective April 14, 2010, OfficeMax Director Stock Compensation Plan, as amended through September 26, 2003, OfficeMax Director Stock Option Plan, as amended through September 26, 2003, Boise Cascade Corporation Key Executive Performance Unit Plan, as amended through September 26, 2003 and any other Company equity incentive plan.

(viii) “Controlled Group Liability” means any and all Liabilities under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code, (iv) the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and (v) corresponding or similar provisions of foreign laws or regulations, in each case other than pursuant to the Company Plans and Company Foreign Plans directly sponsored by the Company and/or its Subsidiaries.

(ix) “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(x) “Existing Credit Agreement” means that certain Amended and Restated Credit Agreement, dated as of May 25, 2011, as amended from time to time, among Office Depot, Inc., the lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., London Branch, as European Administrative Agent and European Collateral Agent, JPMorgan Chase Bank, N.A, as Administrative Agent and US Collateral Agent, and the other parties thereto.

(xi) “Financing Sources” means each of the parties to the Commitment Letter (including any person that becomes a party to the Commitment Letter after the date hereof or any joinder agreement or credit agreement entered into pursuant thereto, but excluding Parent and Merger Sub), together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

(xii) “Governmental Authority” means any federal, state, local or foreign government, any transnational governmental organization or any court of competent jurisdiction, arbitral tribunal, mediator, administrative agency or commission or other governmental authority or regulatory body, agency, instrumentality or authority, domestic or foreign, or any national securities exchange or national quotation system or any SRO.

(xiii) “Indebtedness” means, with respect to any person, without duplication, as of the date of determination (A) all obligations of such person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such person incurred in the ordinary course of business consistent with past practice), (D) all lease obligations of such person capitalized on the books and records of such person, (E) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such person, whether or not the Indebtedness secured thereby have been assumed, (F) all obligations of such person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (G) all letters of credit or performance bonds issued for the account of such person, to the extent drawn upon, and (H) all guarantees and keepwell arrangements of such person of any Indebtedness of any other person other than a wholly owned Subsidiary of such person.

(xiv) “Intellectual Property” means all intellectual property rights existing anywhere in the world, including all: (A) patents and patent applications, including continuations, divisionals, continuations-in-part, reissues or reexaminations and patents issuing thereon (collectively, “Patents”), (B) trademarks, service marks, trade dress, logos, corporate names, trade names and Internet domain names, together with the goodwill associated with any of the foregoing, and all applications and registrations therefor (collectively, “Marks”), (C) copyrights (including such rights in software) and registrations and applications therefor, works of authorship and moral rights (collectively, “Copyrights”), and (D) trade secrets and other proprietary and confidential information, including know-how, inventions (whether or not patentable), processes, technical data and designs, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by Patents (collectively, “Trade Secrets”).

(xv) “IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment of the Company and its Subsidiaries that are used in connection with the operation of the business of the Company and its Subsidiaries.

(xvi) “Liability” means any and all direct or indirect liability, indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, whether fixed, contingent or absolute, matured or unmatured, accrued or not accrued, determined or determinable, known or unknown, liquidated or unliquidated, secured or unsecured, disputed or undisputed, subordinated or unsubordinated, or otherwise.

(xvii) A “Material Adverse Effect” with respect to any party shall be deemed to occur if any event, change or effect (an “Event”), individually or in the aggregate with other such Events, has occurred that has a material adverse effect on the financial condition, business or results of operations of such party and its Subsidiaries, taken as a whole; provided, however, that a Material Adverse Effect with respect to any party shall not include any Event directly or indirectly arising out of or attributable to:

(i) any decrease in the market price of the shares of Parent Common Stock, in the case of Parent, or the Company Common Stock, in the case of the Company (but in either case not any Event underlying such decrease to the extent such Event would otherwise constitute a Material Adverse Effect on such party); (ii) conditions, events, or circumstances generally affecting the retail, contract, direct mail and/or internet businesses of the office supply industry; (iii) changes in GAAP, applicable Law or accounting standards, or in any interpretation of GAAP, applicable Law or accounting standards; (iv) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement or the transactions contemplated by this Agreement (or any public disclosure relating to such litigation); (v) any change, in and of itself, in any analyst’s recommendations, any financial strength rating or any other recommendations or ratings as to Parent or the Company, as the case may be, or their respective Subsidiaries, or any failure, in and of itself, to meet analyst projections, but in each case not any Event underlying such change or failure to the extent such Event would otherwise constitute a Material Adverse Effect on such party; (vi) the failure, in and of itself, of Parent or the Company, as the case may be, to meet any expected or projected financial or operating performance target publicly announced or provided to the other party prior to the date of this Agreement, as well as any change, in and of itself, by Parent or the Company, as the case may be, in any expected or projected financial or operating performance target as compared with any target publicly announced or provided to the other party prior to the date of this Agreement, but in each case not any Event underlying such failure or change to the extent such Event would otherwise constitute a Material Adverse Effect on such party; (vii) any changes or developments in United States, European, Asian or global economic, regulatory or political conditions in general (including the outbreak or escalation of hostilities or acts of war or terrorism), or generally affecting United States, European, Asian or global financial or securities markets; or (viii) any changes or developments resulting from the execution, delivery, existence of, or compliance with this Agreement or announcement or consummation of the transactions contemplated by this Agreement, including any loss of employees, customers, suppliers, vendors, licensors, licensees or distributors (provided that (A) the exception in this subclause (viii) shall not apply to the representations and warranties contained in Section 3.5 or Section 4.5 to the extent that the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement would result in a breach or inaccuracy of the representations and warranties set forth in Section 3.5 or Section 4.5 and (B) the exceptions in subclauses (ii), (iii) and (vii) shall not apply to the extent that Parent or the Company, as the case may be, and their respective Subsidiaries are materially disproportionately affected thereby compared to other participants in the industry or industries in which they operate).

(xviii) “Nasdaq” means the NASDAQ Global Select Market.

(xix) “Net Option Shares” with respect to any Company Option means a positive number of shares of Company Common Stock equal to (i) the Underlying Shares with respect to such Company Option minus (ii) a number of shares of Company Common Stock with the aggregate fair market value equal to the aggregate exercise price of such Company Option determined by assuming that each such share has a fair market value equal to the Merger Consideration. For such purpose, the Stock Consideration component of Merger Consideration shall be deemed to be equal to the Stock Consideration Cash Value Amount.

(xx) “Parent Stock Plans” means the Staples, Inc. 2014 Stock Incentive Plan, the Staples, Inc. Amended and Restated 2004 Stock Incentive Plan, the Staples, Inc. 2012 Employee Stock Purchase Plan and any other Parent equity incentive plan.

(xxi) “Parent Trading Price” means the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) of Parent Common Stock on the Nasdaq, for the consecutive period of five trading days beginning on the eighth trading day immediately preceding the Closing Date and concluding at the close of trading on the third trading day immediately preceding the Closing Date, as calculated by Bloomberg Financial LP under the function “VWAP.”

(xxii) “Permitted Lien” means (A) any Lien for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors’, mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice or with respect to Liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves (based on good faith estimates of management) have been set aside for the payment thereof, (C) Liens imposed or promulgated by applicable Law or any Governmental Authority with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to the Existing Credit Agreement and the 2019 Notes and intercompany borrowings among a person and its wholly owned Subsidiaries, (F) utility easements, minor encroachments, rights of way, imperfections in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects and similar Liens that are imposed by any Governmental Authority having jurisdiction thereon or otherwise are typical for the applicable property type and locality as do not individually or in the aggregate materially interfere with the present occupancy or use of the respective owned real property or leased real property of Company and its Subsidiaries (in the case of the Company) or owned real property or leased real property of Parent and its Subsidiaries (in the case of Parent) or otherwise materially impair the business operations of the Company and its Subsidiaries (in the case of the Company) or Parent and its Subsidiaries (in the case of Parent), (G) matters disclosed by any existing title insurance policies or title reports, copies of which have been made available to Parent (in the case of the Company) or the Company (in the case of Parent), (H) other Liens being contested in good faith in the ordinary course of business or which do not materially interfere with the present occupancy or use of the affected owned real property or leased real property of Company and its Subsidiaries (in the case of the Company) or the owned real property or leased real property of Parent and its Subsidiaries (in the case of Parent) or otherwise materially interfere with the conduct of or impair the business operations of the Company and its Subsidiaries (in the case of the Company) or Parent and its Subsidiaries (in the case of Parent) and for which adequate reserves (based on good faith estimates of management) have been set aside for payment therefor, (I) purchase money Liens securing rental payments under capital lease arrangements and (J) Liens set forth in Section 8.16(b)(xxii) of the Company Disclosure Schedule or Section 8.16(b)(xxii) of the Parent Disclosure Schedule.

(xxiii) “Personal Information” means, in addition to any definition provided by the Company for any similar term (e.g., “personally identifiable information” or “PII”) in any Company privacy policy or other public-facing statement, all information that identifies, allows identification of or is otherwise identifiable with an individual, including name, physical address, telephone number, email address, financial account number, payment card number, check information or government-issued identifier (including Social Security number and driver’s license number), date of birth, and any other data used or intended to be used to identify, contact, transact with or precisely locate an individual (e.g., geolocation data), together with other information to the extent collected and associated by the Company with such individual, as so associated, which may include (to the extent collected and associated by the Company with such individual, as so associated): (a) information that is created, maintained, or accessed by an individual (e.g., videos, audio or individual contact information); (b) any data regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages or content visited or viewed); and (c) Internet Protocol addresses, unique device identifiers or other persistent identifiers. Personal Information may relate to any individual, including a current, prospective or former customer or employee of any Person. Personal Information includes the foregoing information in any form, including paper, electronic and other forms, whether or not stored, recorded or transmitted in a manner that would not reveal the identity of the applicable individual without other such information.

(xxiv) “Privacy Laws” means all Laws governing the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disclosure or transfer of Personal Information, including the Children’s Online Privacy Protection Act as revised effective July 1, 2013, the California Online Privacy Protection Act, the Communications Decency Act, the Payment Card Industry Data Security Standard, the CAN-SPAM Act, Canada’s Anti-Spam Legislation and all Laws governing breach notification.

(xxv) “Revolving Credit Facility” means the revolving credit facility under the Existing Credit Agreement.

(xxvi) “Sensitive Data” means cardholder data and sensitive authentication data that must be protected in accordance with the requirements of the Payment Card Industry Data Security Standard.

(xxvii) “SRO” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Exchange Act and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.

(xxviii) “Stock Consideration Cash Value Amount” means a cash amount determined by multiplying (i) the Parent Trading Price by (ii) 0.2188.

(xxix) “Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Authority.

(xxx) “Underlying Shares” means with respect to any Company Option the total number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time.

(xxxi) “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

Index of Defined Terms

2019 Notes	Section 5.12(b)
2019 Notes Indenture	Section 5.12(b)
.pdf	Section 8.3
Action	Section 3.13
Adjusted Company 2015 Award	Section 2.3(d)
Affiliates	Section 8.16(a)
Agreement	Preamble
Alternative Financing	Section 5.18(d)
Alternative Commitment Letter	Section 5.18(d)
Antitrust Laws	Section 5.6(d)
Antitrust Restraint	Section 5.6(e)
Appraisal Provisions	Section 2.1(b)
Board Recommendation Notice	Section 5.3(f)
Book-Entry Shares	Section 2.1(a)(iii)
Business Combination	Section 7.2(f)
Business Day	Section 8.16(b)(ii)
Cancelled Shares	Section 2.1(a)(ii)
Cash Consideration	Section 2.1(a)(iii)
Certificate	Section 2.1(a)(iii)
Certificate of Merger	Section 1.3
Clean Team Agreement	Section 8.16(b)(iii)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 8.16(b)(iv)
Collective Bargaining Agreement	Section 3.15(k)
Commitment Letter	Section 4.19(a)
Company	Preamble
Company Acquisition Agreement	Section 5.3(a)
Company Acquisition Proposal	Section 5.3(i)(i)
Company Board	Recitals

Company Board Recommendation	Section 3.22
Company Change of Recommendation	Section 5.3(b)
Company Common Stock	Section 3.4(a)
Company Covenant Individuals	Section 5.1(b)(M)
Company Disclosure Schedule	ARTICLE III
Company Employees	Section 5.5(a)
Company FCPA	Section 3.8(b)(ii)
Company Financial Advisor	Section 3.21
Company Foreign Plan	Section 3.15(a)
Company Option	Section 2.3(a)
Company Organizational Documents	Section 3.1
Company Permits	Section 3.19
Company Plans	Section 3.15(a)
Company Preferred Stock	Section 3.4(a)
Company Related Party	Section 8.11
Company Restricted Stock Award	Section 2.3(b)
Company SEC Documents	Section 3.7(a)
Company Stock Awards	Section 8.16(b)(vi)
Company Stock Plans	Section 8.16(b)(vii)
Company Stock Unit Award	Section 2.3(c)
Company Stockholders	Recitals
Company Stockholder Approval	Section 3.3
Company Stockholders’ Meeting	Section 5.4(b)
Company Subsidiary Organizational Documents	Section 3.2
Company Superior Proposal	Section 5.3(i)(ii)
Confidentiality Agreement	Section 5.2(e)
Consent	Section 5.6(a)
Contract	Section 3.16
control	Section 8.16(a)
controlled by	Section 8.16(a)
Controlled Group Liability	Section 8.16(b)(viii)
Copyrights	Section 8.16(b)(xiv)
Costs	Section 7.2(a)
DGCL	Section 1.1
Dissenting Shares	Section 2.1(b)
Dissenting Stockholder	Section 2.1(b)
DOJ	Section 5.6(b)
Effective Time	Section 1.3
End Date	Section 7.1(c)
Environmental Laws	Section 3.20
Environmental Permit	Section 3.20
ERISA Affiliate	Section 8.16(b)(ix)
Event	Section 8.16(b)(xvii)
Exchange Act	ARTICLE III
Exchange Agent	Section 2.2(a)
Exchange Agent Agreement	Section 2.2(a)

Exchange Fund	Section 2.2(b)
Excluded Company Event	Section 6.3(a)
Excluded Employees	Section 5.5(a)
Excluded Parent Event	Section 6.2(a)
Existing Credit Agreement	Section 8.16(b)(x)
Financing	Section 4.19(a)
Financing Conditions	Section 4.19(b)
Financing Sources	Section 8.16(b)(x)
Fractional Share Cash Amount	Section 2.1(d)
FTC	Section 5.6(b)
GAAP	Section 3.7(a)
Governmental Authority	Section 8.16(b)(xii)
Hazardous Materials	Section 3.20
HSR Act	Section 3.5(d)
Indebtedness	Section 8.16(b)(xiii)
Initial End Date	Section 7.1(c)
Intellectual Property	Section 8.16(b)(xiv)
IT Assets	Section 8.16(b)(xv)
knowledge	Section 8.16(a)
Law	Section 3.5(c)
Laws	Section 3.5(c)
Letter of Transmittal	Section 2.2(c)
Liability	Section 8.16(b)(xvi)
Lien	Section 3.5(b)
Marks	Section 8.16(b)(xiv)
Material Adverse Effect	Section 8.16(b)(xvii)
Material Company Contract	Section 3.16
Measurement Date	Section 3.4(a)
Merger	Recitals
Merger Consideration	Section 2.1(a)(iii)
Merger Sub	Preamble
Multiemployer Plan	Section 3.15(a)
Multiple Employer Plan	Section 3.15(f)
Nasdaq	Section 8.16(b)(xviii)
Net Option Shares	Section 8.16(b)(xix)
Order	Section 5.6(d)
Parent	Preamble
Parent Board	Recitals
Parent Common Stock	Section 4.4(a)
Parent Disclosure Schedule	ARTICLE IV
Parent FCPA	Section 4.8(b)(ii)
Parent Measurement Date	Section 4.4(a)
Parent Organizational Documents	Section 4.1
Parent Preferred Stock	Section 4.4(a)
Parent SEC Documents	Section 4.7(a)
Parent Stock Plans	Section 8.16(b)(xx)

Parent Trading Price	Section 8.16(b)(xxi)
Patents	Section 8.16(b)(xiv)
Payoff Amount	Section 5.12(a)
Payoff Letter	Section 5.12(a)
PBGC	Section 3.15(e)
Performance-Based 2015 Award	Section 2.3(d)
Permitted Lien	Section 8.16(b)(xxii)
person	Section 8.16(a)
Personal Information	Section 8.16(b)(xxiii)
Post-Closing Plans	Section 5.5(b)
Privacy Laws	Section 8.16(b)(xxiv)
Prohibited Commitment Letter Amendments	Section 5.18(b)
Proxy Statement	Section 3.12
Qualified Company Plans	Section 3.15(b)
Registration Statement	Section 3.12
Regulatory Fee	Section 7.2(e)
Representatives	Section 5.3(a)
Revolving Credit Facility	Section 8.16(b)(xxv)
SEC	Section 3.7(a)
Securities Act	Section 3.7(a)
Sensitive Data	Section 8.16(b)(xxvi)
SRO	Section 8.16(b)(xxvii)
Stock Consideration	Section 2.1(a)(iii)
Stock Consideration Cash Value Amount	Section 8.16(b)(xxviii)
Subsidiaries	Section 8.16(a)
Superior Proposal Notice	Section 5.3(e)
Surviving Company	Section 1.1
Tax Returns	Section 3.9(e)(i)
Taxes	Section 3.9(e)(ii)
Taxing Authority	Section 8.16(b)(xxix)
Termination Fee	Section 7.2(b)
Trade Secrets	Section 8.16(b)(xiv)
Vested Stock Unit Award	Section 2.3(c)
Underlying Shares	Section 8.16(b)(xxx)
under common control with	Section 8.16(a)
U.S. Company Employees	Section 5.5(b)
Vested Stock Unit Award	Section 2.3(c)
Withdrawal Liability	Section 8.16(b)(xxxi)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

OFFICE DEPOT, INC.

By:	/s/ Roland C. Smith
Name: Roland C. Smith
Title: Chief Executive Officer

STAPLES, INC.

By:	/s/ Ronald L. Sargent
Name: Ronald L. Sargent
Title: Chief Executive Officer

STAPLES AMS, INC.

By:	/s/ Ronald L. Sargent
Name: Ronald L. Sargent
Title: President

[Signature Page to Agreement and Plan of Merger]

Exhibit A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

OFFICE DEPOT, INC.

FIRST: The name of the Corporation is: Office Depot, Inc.

SECOND: The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is 1,000 shares of Common Stock, $0.01 par value per share.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law of Delaware.

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

2. Election of directors need not be by written ballot.

3. The Board of Directors is expressly authorized to adopt, amend, alter or repeal the By-Laws of the Corporation.

SIXTH: To the fullest extent permitted by the General Corporation Law of Delaware, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. Any repeal or modification of this ARTICLE SIXTH shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

SEVENTH: The Corporation shall indemnify its present and former directors and officers to the maximum extent permitted by the General Corporation Law of Delaware as from time to time amended. The indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.